      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 6, 1998



                                                      REGISTRATION NO. 333-50777

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            ------------------------


                                AMENDMENT NO. 1
                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                             INTERIM SERVICES INC.
             (Exact name of registrant as specified in its charter)

                           DELAWARE                                                       36-3536544
                   (State of incorporation)                                              (IRS E.I.N.)

                         ------------------------------

                            2050 SPECTRUM BOULEVARD
                   FORT LAUDERDALE, FL 33309, (954) 938-7600
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                         ------------------------------

                              JOHN B. SMITH, ESQ.
                             SENIOR VICE PRESIDENT
                            2050 SPECTRUM BOULEVARD
                           FORT LAUDERDALE, FL 33309
                                 (954) 938-7600
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                         ------------------------------

                                   COPIES TO:

                  ANDREW HULSH, ESQ.                                  EDWIN D. WILLIAMSON, ESQ.
                   BAKER & MCKENZIE                                      SULLIVAN & CROMWELL
           701 BRICKELL AVENUE, SUITE 1600                           1701 PENNSYLVANIA AVE., N.W.
                   MIAMI, FL 33131                                      WASHINGTON, D.C. 20006
                    (305) 789-8985                                          (202) 956-7500

                         ------------------------------

    AS SOON AS POSSIBLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

       (Approximate date of commencement of proposed sale to the public)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BY ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                    SUBJECT TO COMPLETION, DATED MAY 6, 1998


                                7,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

                            ------------------------


    The last reported sale price of the Common Stock, which is listed under the symbol "IS", on the New York Stock Exchange on May 4, 1998 was $32 13/16 per share. See "Price Range of Common Stock".


    Concurrently with the Offering, the Company is offering $150,000,000 aggregate principal amount of its Convertible Subordinated Notes by a separate prospectus. Consummation of this Offering and the Notes Offering are not conditioned upon each other.


    SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR CERTAIN CONSIDERATIONS RELEVENT TO AN INVESTMENT IN THE COMMON STOCK.


                             ---------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
            PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------


                                                                            INITIAL PUBLIC  UNDERWRITING    PROCEEDS TO
                                                                            OFFERING PRICE  DISCOUNT (1)    COMPANY (2)
                                                                            --------------  -------------  -------------
Per Share.................................................................  $               $              $
Total (3).................................................................  $               $              $


------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.


(2) Before deducting estimated expenses of $400,000 payable by the Company.


(3) The Company has granted the Underwriters an option for 30 days to purchase up to an additional 1,050,000 shares at the public offering price per share, less the underwriting discount, solely to cover over-allotments. If such option is exercised in full, the total public offering price, underwriting
    discount and proceeds to Company will be $         , $         and
    $         , respectively. See "Underwriting".
                            ------------------------


    The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York, on or about
            , 1998 against payment therefor in immediately available funds.


GOLDMAN, SACHS & CO.
              ROBERT W. BAIRD & CO.
                      Incorporated
                                           NATIONSBANC MONTGOMERY SECURITIES LLC
                                                                  BT ALEX. BROWN

                               ------------------

               The date of this Prospectus is             , 1998.

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT COVERING TRANSACTIONS IN SUCH SECURITIES AND THE IMPOSITION OF A PENALTY BID. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY


    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MORE DETAILED INFORMATION AND THE SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE, OR INCORPORATED BY REFERENCE, IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS GIVES EFFECT TO THE SALE OF THE COMPANY'S HEALTHCARE DIVISION (THE "HEALTHCARE DIVISION") IN SEPTEMBER 1997. REFERENCES TO FISCAL 1997, 1996, 1995, 1994 AND 1993 REFER TO THE COMPANY'S FISCAL YEARS ENDED DECEMBER 26, 1997, DECEMBER 27, 1996, DECEMBER 29, 1995, DECEMBER 30, 1994 AND DECEMBER 24, 1993, RESPECTIVELY. 1997 PRO FORMA FINANCIAL INFORMATION GIVES EFFECT TO ACQUISITIONS AND A DISPOSITION MADE BY THE COMPANY IN FISCAL 1997 AS IF THEY OCCURRED AT THE BEGINNING OF FISCAL 1997.


                                  THE COMPANY

GENERAL

    Interim Services Inc. ("Interim" or the "Company") is a worldwide leader in recruiting, assessing and deploying talent for a wide variety of businesses. Through flexible staffing, recruitment, search, consulting and outplacement services, the Company provides professionals in the fields of information technology ("IT"), finance, law, manufacturing and human resources, as well as clerical, administrative and light industrial staffing.


    The Company provides services in two primary groups: (i) the Professional Services Group, which offers a comprehensive range of consulting, staffing, outplacement and placement services ("Professional Services") in the areas of information technology, legal, accounting, banking and finance and human resources, and (ii) the Commercial Staffing Group, which offers workforce management and clerical, administrative and light industrial staffing services ("Commercial Staffing Services"). The Professional Services Group and Commercial Staffing Group each represented approximately 50% of the Company's pro forma revenues in fiscal 1997. The Company believes that it is one of the five largest worldwide providers of Professional Services, and one of the ten largest worldwide providers of staffing services, based on revenue.



    Since the Company's initial public offering in January 1994 (the "IPO"), the Company's network of offices in the Professional Services and Commercial Staffing Groups has nearly doubled, from 373 offices in North America to 733 offices in 12 countries at the end of the first quarter 1998. The Company's revenues from Professional Services and Commercial Staffing Services increased from $537 million in fiscal 1994 to $1.4 billion in fiscal 1997 ($1.5 billion on a pro forma basis). This growth has been accomplished through strategic acquisitions, internal growth and capitalizing on cross-selling opportunities. During this period, the Company acquired 18 companies providing staffing, consulting and employment services through approximately 161 offices, representing over $550 million of acquired revenues, approximately $496 million of which were from Professional Services. In April 1997, the Company acquired Michael Page Group PLC ("Michael Page"), a premier international recruiting and staffing company specializing primarily in the accounting, banking and finance industries. The acquisition of Michael Page, the Company's largest acquisition to date, has provided the Company with a strong international presence, substantial growth in its higher-margin Professional Services business, enhanced cross-selling opportunities and access to a worldwide customer base.


BUSINESS STRATEGY


    The Company's goal is to drive revenue and earnings growth by delivering innovative integrated human resources solutions worldwide through its consultative approach to workforce management. The Company intends to achieve this goal through a growth strategy that includes strategic acquisitions, with particular emphasis in its high-margin Professional Services businesses, opening new offices in existing and new geographic markets and continued development of its client base by capitalizing on cross-selling opportunities. This growth strategy is complemented by an operating strategy of offering a comprehensive range of innovative services under common brands through decentralized, entrepreneurial offices providing specialized expertise. Through the implementation of the Company's strategy, earnings before interest and taxes ("EBIT") as a percentage of revenues increased from 2.6% in fiscal 1993 (without giving effect to the restatement of the Company's financial statements to account for the acquisition of Brandon Systems Corporation ("Brandon") as a pooling-of-interests) to 6.5% in fiscal 1997.

    The key elements of the Company's strategy are:

    CONTINUE TO EXPAND THROUGH ACQUISITIONS. The Company believes that there is an opportunity to acquire additional companies consistent with its business strategy because of the highly fragmented nature of the staffing industry and the pressures of increased competition. The Company has a proven track record of successfully acquiring companies, integrating them within the Company's existing operations and producing growth rates of acquired companies in excess of their historical performance. Since the IPO, the Company has added approximately 161 offices and over $550 million in revenues through acquisition.


    MAINTAIN STRONG ORGANIC GROWTH. A significant portion of the Company's growth has resulted from internal expansion, which includes new office openings and development of existing offices. The Company intends to continue to add offices by expanding into new geographic markets, both domestically and internationally, and to open new offices in existing markets to increase the range of services offered in such markets. The Company also believes that it has been able to accelerate the growth of existing offices by capitalizing on cross-selling opportunities. The Company opened 199 offices from the date of the IPO through the end of the first quarter of 1998.


    PROVIDE A COMPREHENSIVE RANGE OF SERVICES. The Company believes that significant demand exists from current and prospective clients to procure a substantial portion of their human resources solutions from a single company, thereby enabling them to assess and deploy personnel more efficiently and productively. Accordingly, the Company seeks to be regarded by its clients as their human resources partner and is committed to developing a broad range of innovative, value added human resource solutions to meet their evolving needs on a worldwide basis. Since the IPO, the Company has evolved from solely providing flexible staffing services to providing a full range of Commercial and Professional Services.


    PROVIDE INNOVATIVE PRODUCTS AND SERVICES. By taking a consultative approach to client needs, the Company has developed innovative, value-added services that help clients better manage their human assets. Interim On-Premise utilizes proprietary software that provides "qualitative" measurement of performance, quantitative analysis of staffing efficiencies and customized reporting. The Company's "interim.com" website and "Emerging Workforce" surveys contain employment information that can be used by both candidates and clients, and the website was made part of the Smithsonian Institution's Permanent Research Collection on Information Technology Innovation.


    UTILIZE ADVANCED RECRUITMENT METHODS. The Company has added new techniques to successfully recruit and retain candidates. Through five recruitment centers in Europe, Asia and South Africa, Interim recruits professionals predominantly to the U.S. to fill a shortage of skills. In addition, Interim was the first company in the staffing industry to implement national television advertising featuring a toll-free number (1-800-A-CAREER) and full-page WALL STREET JOURNAL advertising for managerial and executive positions. Recruitment efforts are globally supported by both Internet and Intranet-based technology and a developing central candidate database that will allow the Company to maintain contact with candidates throughout the duration of their careers.


    LEVERAGE BRAND IDENTITY. Interim is one of a small number of staffing companies which provide Commercial Staffing Services and Professional Services under the same brand name. This maximizes cross-selling opportunities (e.g., Interim Technology, Interim Accounting Professionals, Interim Legal Services, Interim Attorneys, Interim Personnel, etc.). Through this common branding, the Company and its franchisees and licensees are better able to benefit from national media advertising.

    DELIVER SERVICES THROUGH SPECIALIZED OFFICES SUPPORTED BY DECENTRALIZED STRUCTURE. The Company's businesses are operated to be responsive to local business practices and market conditions. The Company believes that its existing and potential clients choose service providers largely on the basis of brand awareness and local specialized expertise. Each of the Company's offices are organized on this basis, thereby providing clients with perceived value and enhanced services by enabling them to deal with Interim representatives who "speak their language" and understand their specific human resources requirements. Further, all Interim managers are compensated based on profits generated within their scope of responsibility and cross-selling activities, and they are responsible for their own hiring, pricing, business mix and local promotion.

INDUSTRY OVERVIEW

    The global staffing services industry has experienced significant growth in response to the changing work environment worldwide. According to Eurostat, the European Commission's statistical body, the total staffing services market in developed economies had revenues of approximately $94 billion in 1995 (the latest available data). The focus of the staffing industry is changing from employers' traditional use of staffing services to manage personnel costs and meet fluctuating staffing requirements to the reduction of administrative overhead by outsourcing human resources operations that are not part of their core business competencies. The use of flexible staffing services has allowed employers to improve productivity, outsource specialized skills and avoid the negative effects of layoffs. Rapidly changing regulations concerning employee benefits, insurance and retirement plans, as well as the high cost of hiring, laying off and terminating permanent employees has also prompted many employers to take advantage of the flexibility of temporary and contract staffing arrangements. In addition to the economic conditions driving staffing industry growth, the Company believes that changing demographics of the workforces of developed economies and evolving attitudes concerning work patterns, both domestically and internationally, also contribute to growth in the staffing industry. These trends have accelerated with the pace of technological change and greater global competitive pressures.

    The U.S. remains the largest and most important staffing service market in the world. According to STAFFING INDUSTRY REPORT, U.S. staffing industry revenue, including temporary help, placement, search and outplacement, grew from approximately $29.3 billion in 1992 to approximately $65.0 billion in 1997, representing a compound annual growth rate of 17.3%. The U.K. is the second largest national staffing services market in the world. According to a report commissioned by the Federation of Recruitment and Employment Services in the U.K., staffing industry revenue in the U.K. grew from approximately $8.9 billion in 1992 to approximately $21.8 billion in 1996, representing a compound annual growth rate of 25.1%.

    The staffing services market in most countries in which the Company operates is highly fragmented and includes a large number of medium-sized and small businesses, many of which operate in a single geographic market. This fragmentation, combined with changing client demands and competitive pressures, has resulted in a trend towards industry consolidation. This consolidation is being driven by, among other things, client demands for "one-stop shopping" from staffing providers. Faced with a desire to minimize the number of vendors, coupled with the need for sophisticated management information systems, the growth of national or global relationships and the expansion of professional level specialties, clients demand the services of large staffing companies capable of offering a full range of staffing services over a broad geographic area. This ability has been particularly important in fulfilling the needs of large regional, national and international accounts. Within this more competitive environment, smaller companies may have difficulties competing due to limited service offerings, geographic concentration and lack of sufficient working capital and management resources. As a result, many smaller companies have been acquired in recent years and the Company believes that small and medium-sized staffing companies are becoming increasingly responsive to acquisition proposals by larger firms, such as the Company. Furthermore, the Company believes that consolidation may also occur among larger regional and national companies.
                            ------------------------


    The Company is a Delaware corporation with its corporate headquarters located at 2050 Spectrum Boulevard, Fort Lauderdale, Florida 33309. The Company's telephone number is (954) 938-7600.


                                  THE OFFERING


Common Stock to be outstanding after the Offering (1)...........  46,976,969 shares
New York Stock Exchange Symbol..................................  IS
Use of Proceeds.................................................  Repayment of debt and general corporate
                                                                  purposes, including
                                                                  acquisitions


------------------------

(1) Does not include 1,050,000 shares of Common Stock that are subject to the over-allotment option granted by the Company to the Underwriters or shares of Common Stock issuable upon the exercise of options or upon conversion of the Convertible Subordinated Notes being offering concurrently herewith. See "Underwriting" and "Capitalization."

                                  RISK FACTORS

    See "Risk Factors for certain considerations relevant to an investment in the securities offered hereby.

                           CONCURRENT NOTES OFFERING


    Concurrently with the Offering, the Company is offering $150,000,000 aggregate principal amount of Convertible Subordinated Notes due 2005 (the "Notes", and the offering of such Notes, the "Notes Offering") by a separate prospectus. The consummation of the Offering and the Notes Offering are not conditioned upon each other.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA


                                    QUARTER ENDED
                               ------------------------                                      FISCAL YEAR
                                MARCH 27,    MARCH 28,    PRO FORMA   ----------------------------------------------------------
                                  1998         1997        1997(1)       1997        1996        1995      1994 (2)      1993
                               -----------  -----------  -----------  ----------  ----------  ----------  ----------  ----------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Revenues:
Commercial Division
  Commercial Staffing........   $ 192,482    $ 159,925    $ 744,210   $  739,662  $  602,396  $  515,454  $  431,348  $  347,189
  Professional Services......     222,686       95,913      771,798      675,031     308,687     138,140      99,935      79,691
HealthCare Division (3)......          --       58,583           --      186,869     228,669     205,719     165,614     143,209
Other Income.................       1,023        2,364        3,974        6,694       7,399       4,934       7,799       4,171
                               -----------  -----------  -----------  ----------  ----------  ----------  ----------  ----------
      Total Revenues.........     416,191      316,785    1,519,982    1,608,256   1,147,151     864,247     704,696     574,260
Expenses:
Cost of Services.............     276,673      219,345    1,021,855    1,081,113     795,789     600,169     491,404     402,039
                               -----------  -----------  -----------  ----------  ----------  ----------  ----------  ----------
  Gross Profit...............     139,518       97,440      498,127      527,143     351,362     264,078     213,292     172,221

Selling, General & Admin.....      95,977       70,779      334,431      363,152     243,652     177,105     137,859     119,763
Licensee Commissions.........      11,607        9,428       43,958       45,091      39,500      37,295      33,796      20,586
                               -----------  -----------  -----------  ----------  ----------  ----------  ----------  ----------
  Results of Operations......      31,934       17,233      119,738      118,900      68,210      49,678      41,637      31,872

Amort. of Intangibles........       5,321        2,284       20,628       18,492       8,802       6,884       6,041       5,671
Interest Expense (4)(5)......       7,700          275       31,472       24,269       5,696         990         112       1,787
Gain on Sale of HealthCare
  Business (6)...............          --           --           --       (5,300)         --          --          --          --
Merger Expense (7)...........          --           --           --           --       8,600          --          --          --
                               -----------  -----------  -----------  ----------  ----------  ----------  ----------  ----------

  Earnings Before Taxes......      18,913       14,674       67,638       81,439      45,112      41,804      35,484      24,414

Income Taxes.................       8,360        6,149       31,255       38,928      22,097      18,071      16,028      11,564
                               -----------  -----------  -----------  ----------  ----------  ----------  ----------  ----------
  Net Earnings...............   $  10,553    $   8,525    $  36,383   $   42,511  $   23,015  $   23,733  $   19,456  $   12,850
                               -----------  -----------  -----------  ----------  ----------  ----------  ----------  ----------
                               -----------  -----------  -----------  ----------  ----------  ----------  ----------  ----------
Net Earnings Per Share (8):
  Basic......................   $    0.26    $    0.22    $    0.93   $     1.08  $     0.71  $     0.77  $     0.64  $     0.47
  Diluted....................        0.26         0.21         0.90         1.05        0.69        0.76        0.63        0.47
Earnings Per Share:
(excl. merger expenses)
  (7)(8):....................
  Basic......................                                                     $     0.94
  Diluted....................                                                           0.91
Weighted Average Shares (8):
  Basic......................      39,886       39,032       39,305       39,305      32,450      30,804      30,386      27,381
  Diluted....................      40,828       39,812       40,407       40,407      33,418      31,324      30,782      27,476
OPERATING INFORMATION:
System-wide Sales(9).........   $ 470,612    $ 484,390    $1,743,824  $2,187,409  $1,834,258  $1,494,260  $1,279,339  $1,085,759

                                                                       MARCH 27, 1998
                                                       ----------------------------------------------
                                                                                         AS FURTHER
                                                         ACTUAL     AS ADJUSTED (10)   ADJUSTED (11)
                                                       -----------  -----------------  --------------
                                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
Working Capital......................................  $   105,244     $   122,234      $    242,022
Total Assets.........................................    1,183,051       1,183,051         1,302,839
Long-term Obligations................................      453,248         240,550           360,337


------------------------

(1) Since the beginning of fiscal 1997, Interim has made certain acquisitions which were accounted for under the purchase method of accounting, and it disposed of its HealthCare Division on September 26, 1997. The pro forma consolidated statement of income and sales data give effect to the acquisitions and the disposition as though they occurred at the beginning of fiscal 1997. See Notes to Consolidated Financial Statements.

(2) Fiscal year 1994 contained 53 weeks. All other years contained 52 weeks.

(3) Revenues for the HealthCare Division are included through the date of disposition of September 26, 1997 and do not include certain allocations of other income.

(4) Interest expense is net of interest income earned by Brandon prior to the Company's merger with Brandon on May 23, 1996, which was accounted for as a pooling-of-interests. See note 7.


(5) Prior to September 25, 1993, the Company's working capital and acquisition financing were provided by H & R Block Inc. ("Block"), which owned 100% of the Company's issued and outstanding capital stock prior to the IPO. There was no interest charged on intercompany debt. In conjunction with the IPO, effective September 25, 1993, Block formalized this arrangement by (i) providing a revolving credit facility in the amount of $20,000,000 to fund the operating requirements of the Company; (ii) converting $30,000,000 of intercompany indebtedness on such date to a term loan and (iii) contributing $51,289,000 to the capital of the Company. The earnings data for fiscal 1993 give effect to this arrangement as if it occurred at the beginning of the period. Interest expense has been computed at 6% and income taxes at the statutory rate.



(6) On September 26, 1997, the Company sold the HealthCare Division. Amount represents pre-tax gain on sale. Taxes on the gain were $5,272,000. See Notes to Consolidated Financial Statements page F-11.


(7) Represents fees and expenses related to the merger with Brandon and the consolidation and restructuring of the combined companies.

(8) Adjusted to reflect a two-for-one stock split in the form of a 100% stock dividend paid on September 5, 1997.

(9) System-wide sales is defined as sales of all company-owned, franchised and licensed offices. Sales data for franchised offices are derived from reports provided by franchisees, which are not audited. Systemwide sales should not be considered in isolation or as a substitute for revenues prepared in accordance with generally accepted accounting principles, or as a measure of profitability.


(10) Adjusted to reflect the sale by the Company of the 7,000,000 shares of Common Stock offered hereby at an assumed offering price of $32.813 per share (before deduction of the underwriting discount and the Company's estimated offering expenses) and the application of the proceeds therefrom. See "Use of Proceeds."


(11) Further adjusted to reflect the sale by the Company of $150,000,000 aggregate principal amount of Notes (before deduction of the underwriting discount and the Company's estimated offering expenses) and the application of the proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

    IN EVALUATING THE COMPANY'S BUSINESS, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS IN ADDITION TO THE INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE HEREIN.

COMPETITIVE MARKETS

    The staffing services industry is intensely competitive and highly fragmented, with few barriers to entry by potential competitors at the local level. The Company faces significant competition in the markets it serves and will continue to face significant competition in any geographic markets or industry sectors that it may enter. In each market in which the Company operates, it competes for both clients and qualified personnel with other firms offering such consulting staffing services. The majority of competitors are significantly smaller than the Company. However, certain of the Company's competitors have greater marketing and financial resources than the Company. Many clients use more than one staffing services company and it is common for a major client to use several staffing services companies at the same time. In recent years, however, there has been a significant increase in the number of large potential clients consolidating their staffing services purchases with a single company or with a small number of companies. The trend to consolidate staffing services purchases has in some cases made it more difficult for the Company to obtain business from potential clients who have already contracted to fill their staffing needs with competitors of the Company. In addition, consulting and accounting firms have begun to offer services in certain of the Company's markets. The Company also faces the risk that certain of its current and prospective clients may decide to provide similar services internally or use independent contractors. There can be no assurance that the Company will not encounter increased competition in the future, which could have a material adverse effect on the Company's results of operations or financial condition. See "Business--Competition".

ABILITY TO GROW AND MANAGE GROWTH


    The Company has experienced significant growth in the past which has resulted from the acquisition of existing businesses, new office openings, new service offerings, the further development of existing offices, industry trends towards the increasing use of temporary and contract personnel and favorable economic conditions. The ability of the Company to continue to grow and to successfully manage its growth will depend on a number of factors, including the continuation of such industry trends, the availability of suitable acquisition candidates on reasonable terms, the effective integration of newly acquired companies, the ability of the Company to adapt to new geographic and human resources services markets and the ability to successfully recruit and train staff. There can be no assurance that the Company will be able to maintain or effectively manage growth, establish and expand its market presence or continue to identify suitable acquisition candidates or complete the acquisitions on terms favorable to the Company. In addition, there can be no assurance that any acquired businesses will achieve anticipated financial results. Furthermore, acquisitions involve a number of special risks, including diversion of management's attention, the potential failure to retain key personnel at an acquired company, risks associated with unanticipated events or liabilities and amortization of goodwill or other acquired intangible assets, some or all of which could have a material adverse effect on the Company's results of operations or financial condition. See "Business--Business Strategy" and "Business--Acquisitions".


FLUCTUATIONS IN LOCAL ECONOMIES

    The Company currently operates businesses in 12 countries worldwide. In fiscal 1997 on a pro forma basis, approximately 78.5% of revenues and approximately 50.8% of operating profit were generated in North America, 19.2% of revenues and 44.6% of operating profit were generated in Europe, and 2.3% of revenues and 4.6% of operating profit were generated in the Asia Pacific region. Historically, the general level of economic activity in a country has significantly affected the demand for staffing services in that country. An economic downturn in a country or a region in which the Company operates may adversely affect the demand for the Company's staffing services in that country or region and could have a material adverse effect on the Company's results of operations or financial condition. During such downturns, the use of temporary and contract employees usually is curtailed, the recruitment of permanent employees is reduced and the Company may face increased competitive pricing pressures. As economic activity increases, temporary and contract employees often are added to the workforce before permanent employees are hired. During periods of increased economic activity and generally higher levels of employment in a particular country or region, the competition among staffing firms for qualified personnel in that country or region becomes even greater. There can be no assurance that during these periods the Company will be able to recruit the personnel necessary to fill its clients' needs.

BUSINESS RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS; CURRENCY FLUCTUATIONS

    Operations in the Company's markets are subject to risks inherent in international business activities, including, in particular, varying economic and political conditions, cultures and business practices in different countries or regions, overlapping or differing tax structures, compliance with a variety of accounting and reporting requirements and changing and, in some cases, complex or ambiguous foreign laws and regulations. Fluctuations in the exchange rates between the U.S. dollar and the currencies of the other countries in which the Company operates will affect the results of the Company's international operations reported in U.S. dollars. See "--Fluctuations in Local Economies".

DEPENDENCE ON AVAILABILITY OF QUALIFIED PERSONNEL

    The Company depends upon its ability to attract qualified personnel who possess the skills and experience necessary to meet the staffing requirements of its clients. The Company must continually evaluate and upgrade its base of available qualified personnel to keep pace with changing client needs and emerging technologies. Competition for individuals with proven professional or technical skills is intense, and demand for such individuals is expected to remain very strong for the foreseeable future. In particular, the Company's IT operations are dependent upon the recruitment of qualified personnel, many of whom are from outside the U.S. Government regulations currently impose a quota on the number of foreign persons having this expertise who are permitted to work in the U.S.

RELIANCE ON KEY PERSONNEL

    The Company is highly dependent on its management. The continued success of the Company will depend in large part on the abilities and continued services of Raymond Marcy, its Chairman, President and Chief Executive Officer, and certain other officers and key employees. The loss of Mr. Marcy or other officers and key employees could have a material adverse effect on the Company's operations.

INFORMATION TECHNOLOGY TRENDS

    Growth in the use of flexible staffing in the IT area in recent years has been driven largely by rapid technological advances. As the sophistication and complexity of business information systems increase, and as the general corporate trend toward downsizing continues, businesses are increasingly turning to specialized, outside technical personnel to support their IT operations. The Company's success in the IT area depends in large part on its ability to keep pace with existing technology, predict new technological advancements and recruit and train based on these trends.

YEAR 2000 ISSUE

    The Company believes that it has prepared its computer systems and related software to accommodate data sensitive information relating to the year 2000. The Company expects that any additional costs related to ensuring such systems and software to be year 2000-compliant will not be material to the financial condition or results of operations of the Company. In addition, the Company is discussing with its vendors and customers the possibility of any difficulties which may affect the Company as a result of its vendors and customers ensuring that their computer systems and software are year 2000-compliant. To date, no significant concerns have been identified. However, there can be no assurance that no year 2000 related computer operating problems or expenses will arise with the Company's computer systems and software or in the computer systems and software of the Company's vendors and customers. The Company's IT Consulting Group performs work for clients to assist them in modifying their computer systems and software to make them year 2000-compliant. Generally, this work is performed under the direction and supervision of the client and without warranties as to results or usability. Accordingly, the Company does not believe that it will incur any material liabilities to clients for its work on their year 2000 projects.

EMPLOYER RISKS

    Flexible staffing providers employ and place people in the workplace of other businesses. Attendant risks of such activity which could increase the Company's cost of doing business include possible claims of discrimination and harassment, employment of illegal aliens, errors and omissions by the Company's flexible staff, particularly for the acts of temporary professionals (e.g., accountants and attorneys), misuse or misappropriation of client funds or proprietary information and other similar claims. While the Company maintains insurance coverage for general liability, errors and omissions and employee theft, such insurance coverage may not be adequate in scope or amount to cover any such liability. A failure of any Company personnel to observe the Company's policies and guidelines intended to reduce exposure to these risks, relevant client policies and guidelines, or applicable supranational, national, regional or local laws, rules or regulations, or other circumstances that cannot be predicted, could result in negative publicity and the payment by the Company of monetary damages or fines, or have other material adverse effects upon the Company. In addition, the Company is exposed to potential claims with respect to the placement process. Because of legal constraints and considerations in certain jurisdictions, the Company has found it increasingly difficult to verify candidates' backgrounds. Although the Company historically has not had any significant problems arising from the matters discussed above, there can be no assurance that the Company will not experience such problems in the future.

INCREASED COSTS FROM GOVERNMENT REGULATION

    In conducting its business, the Company is required to pay a number of payroll and related costs and expenses, including unemployment taxes, workers' compensation and insurance and medical insurance for its personnel. Unemployment insurance premiums paid by employers typically increase during periods of increased levels of unemployment. Workers' compensation costs have increased over the past decade and may increase in the future as states have raised benefit levels and liberalized allowable claims. Future earnings could be adversely affected if the Company is not able to increase the fees charged to its clients to absorb the increased costs related to unemployment insurance or workers' compensation benefits. The Company's costs could also increase as a result of regulatory reforms, such as universal mandatory health insurance or the possible imposition of additional requirements and restrictions relating to the placement of candidates. It is uncertain whether any such proposals will be adopted and how any such proposals, if adopted, would affect the Company. Internationally, regulatory requirements at supranational, national, regional and local levels vary substantially and frequently change. There can be no assurance that the Company will be able to adapt to future regulatory changes made by the regulatory authorities of any jurisdiction in which the Company conducts its business.

                                USE OF PROCEEDS


    Based upon the sale by the Company of the 7,000,000 shares of Common Stock at an assumed offering price of $32.813 per share (the last reported sales price of the Common Stock on the New York Stock Exchange on May 4, 1998), before giving effect to the Company's estimated Offering expenses and the underwriting discount, the net proceeds from the Offering are expected to be approximately $230 million (approximately $264 million if the Underwriters' over-allotment option is exercised in full). Approximately $259.9 million of the net proceeds of the Offering and the Notes Offering, if consummated, will be used to repay borrowings under the Company's existing credit facilities, with the remainder to be used for general corporate purposes, including future acquisitions. The effective interest rate of all of the borrowings under the credit facilities is 7.2%, including the effects of certain interest rate swaps. Following the Offering, the Company intends to maintain a certain amount of indebtedness on its balance sheet which is denominated in British pounds sterling.


                           CONCURRENT NOTES OFFERING


    Concurrently with the Offering, the Company is offering $150 million aggregate principal amount of Notes by a separate prospectus. The consummation of the Offering and the Notes Offering are not conditioned upon each other. See "Use of Proceeds."

                          PRICE RANGE OF COMMON STOCK

    Since August 7, 1996, the Company's Common Stock has been traded on the New York Stock Exchange under the symbol "IS". Prior thereto, the Common Stock traded on the Nasdaq National Market under the symbol "INTM". The following table sets forth for the periods indicated the high and low closing prices of the Common Stock as reported by the Nasdaq National Market and the New York Stock Exchange.


                                                                             HIGH        LOW
                                                                           ---------  ---------
FISCAL 1996
First Quarter............................................................  $  20.375  $  17.125
Second Quarter...........................................................     25.125     17.375
Third Quarter............................................................     22.000     18.250
Fourth Quarter...........................................................     22.813     17.000

FISCAL 1997
First Quarter............................................................     21.563     17.125
Second Quarter...........................................................     21.438     17.563
Third Quarter............................................................     25.625     21.750
Fourth Quarter...........................................................     31.000     23.625

FISCAL 1998
First Quarter............................................................     33.750     23.250
Second Quarter (through May 4, 1998).....................................     34.188     30.750



    The closing price of the Common Stock on May 4, 1998 was $32.813.


                                DIVIDEND POLICY

    No cash dividend or other cash distribution with respect to the Company's Common Stock has ever been paid by the Company. The Company currently intends to retain any earnings for use in its business and does not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION


    The following table sets forth the cash and capitalization of the Company as of March 27, 1998 and (i) as adjusted to reflect the sale of 7,000,000 shares of Common Stock by the Company at an assumed offering price of $32.813 per share (the last reported sales price of the Common Stock on the New York Stock Exchange on May 4, 1998) and (ii) as further adjusted to reflect the sale of $150,000,000 principal amount of Notes and the application of the gross proceeds therefrom, in each case before giving effect to the Company's estimated offering expenses and the underwriting discount. See "Use of Proceeds"; "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financing"; and "Concurrent Notes Offering". The table should be read in conjunction with the selected consolidated financial and operating data, the consolidated financial statements and the related notes thereto included elsewhere in this Prospectus.



                                                                     MARCH 27, 1998
                                                            --------------------------------
                                                                          AS      AS FURTHER
                                                             ACTUAL    ADJUSTED    ADJUSTED
                                                            ---------  ---------  ----------
                                                                     (IN THOUSANDS)
Cash, cash equivalents....................................  $  24,579  $  24,579  $  144,367
                                                            ---------  ---------  ----------
                                                            ---------  ---------  ----------
Current portion of long-term debt.........................  $  33,895     16,905      16,905
Long-term debt............................................    453,248    240,551     360,337
                                                            ---------  ---------  ----------
    Total debt............................................  $ 487,143  $ 257,456  $  377,242
Stockholders' equity:
  Preferred stock, par value $.01 per share; 2,500,000
    shares authorized; none issued or outstanding.........         --         --          --
  Common stock, par value $.01 per share; 100,000,000
    shares authorized; 39,976,969 shares issued and
    outstanding (actual); 46,976,969 (as
    adjusted)(1)(2).......................................        400        470         470
  Additional paid-in capital..............................    263,183    492,801     492,801
  Retained earnings.......................................    225,116    225,116     225,116
                                                            ---------  ---------  ----------
    Total stockholders' equity............................  $ 488,699  $ 718,387  $  718,387
                                                            ---------  ---------  ----------
    Total capitalization, including short-term debt.......  $ 975,842  $ 975,842  $1,095,629
                                                            ---------  ---------  ----------
                                                            ---------  ---------  ----------


------------------------


(1) An additional       and 3,409,869 shares of Common Stock are reserved for
    issuance upon the conversion of the Notes and the exercise of stock options that have been granted under the Company's stock option plans, respectively.


(2) The number of authorized shares of common stock gives effect to the approval of the proposal to be voted on by the Company's stockholders on May 7, 1998 to amend the Company's Certificate of Incorporation to increase the number of authorized shares of Common Stock to 100,000,000 shares.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA


    The selected consolidated financial statement data for each of the three years in the period ended fiscal 1997 and as of the end of fiscal 1997 and fiscal 1996 are derived from, and are qualified by reference to, the Company's audited consolidated financial statements and related notes thereto which, together with the related report of Deloitte & Touche LLP, independent auditors, are included elsewhere in this Prospectus. The selected consolidated financial statement data for each of fiscal 1994 and fiscal 1993 and as of the end of fiscal 1995, fiscal 1994 and fiscal 1993 are derived from audited consolidated financial statements of Interim and Brandon not included herein, and have been restated consistent with pooling-of-interests treatment. The pro forma data are derived from the pro forma data contained in the notes to the consolidated financial statements which give effect to certain acquisitions and a disposition made by the Company since the beginning of fiscal 1997. The selected consolidated financial statement data for the three month periods ended March 27, 1998 and March 28, 1997 are derived from the Company's unaudited consolidated financial statements and, in the opinion of the Company, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such information. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included elsewhere in this Prospectus.



                                 QUARTER ENDED
                            ------------------------                                      FISCAL YEAR
                             MARCH 27,    MARCH 28,    PRO FORMA   ----------------------------------------------------------
                               1998         1997        1997(1)       1997        1996        1995      1994 (2)      1993
                            -----------  -----------  -----------  ----------  ----------  ----------  ----------  ----------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Revenues:
Commercial Division
  Commercial Staffing.....   $ 192,482    $ 159,925    $ 744,210   $  739,662  $  602,396  $  515,454  $  431,348  $  347,189
  Professional Services...     222,686       95,913      771,798      675,031     308,687     138,140      99,935      79,691
HealthCare Division(3)....          --       58,583           --      186,869     228,669     205,719     165,614     143,209
Other Income..............       1,023        2,364        3,974        6,694       7,399       4,934       7,799       4,171
                            -----------  -----------  -----------  ----------  ----------  ----------  ----------  ----------
      Total Revenues......     416,191      316,785    1,519,982    1,608,256   1,147,151     864,247     704,696     574,260
Expenses:
Cost of Services..........     276,673      219,345    1,021,855    1,081,113     795,789     600,169     491,404     402,039
                            -----------  -----------  -----------  ----------  ----------  ----------  ----------  ----------
  Gross Profit............     139,518       97,440      498,127      527,143     351,362     264,078     213,292     172,221
Selling, General &
  Admin...................      95,977       70,779      334,431      363,152     243,652     177,105     137,859     119,763
Licensee Commissions......      11,607        9,428       43,958       45,091      39,500      37,295      33,796      20,586
                            -----------  -----------  -----------  ----------  ----------  ----------  ----------  ----------
  Results of Operations...      31,934       17,233      119,738      118,900      68,210      49,678      41,637      31,872
Amort. Of Intangibles.....       5,321        2,284       20,628       18,492       8,802       6,884       6,041       5,671
Interest Expense (4)(5)...       7,700          275       31,472       24,269       5,696         990         112       1,787
Gain on Sale of HealthCare
  Business (6)............          --           --           --       (5,300)         --          --          --          --
Merger Expense (7)........          --           --           --           --       8,600          --          --          --
                            -----------  -----------  -----------  ----------  ----------  ----------  ----------  ----------
  Earnings Before Taxes...      18,913       14,674       67,638       81,439      45,112      41,804      35,484      24,414
Income Taxes..............       8,360        6,149       31,255       38,928      22,097      18,071      16,028      11,564
                            -----------  -----------  -----------  ----------  ----------  ----------  ----------  ----------
  Net Earnings............   $  10,553    $   8,525    $  36,383   $   42,511  $   23,015  $   23,733  $   19,456  $   12,850
                            -----------  -----------  -----------  ----------  ----------  ----------  ----------  ----------
                            -----------  -----------  -----------  ----------  ----------  ----------  ----------  ----------
Net Earnings Per Share
  (8):
  Basic...................   $    0.26    $    0.22    $    0.93   $     1.08  $     0.71  $     0.77  $     0.64  $     0.47
  Diluted.................        0.26         0.21         0.90         1.05        0.69        0.76        0.63        0.47
Earnings Per Share:
(excl. merger expenses)
  (7)(8):
  Basic...................                                                     $     0.94
  Diluted.................                                                           0.91
Weighted Average Shares
  (8):
  Basic...................      39,886       39,032       39,305       39,305      32,450      30,804      30,386      27,381
  Diluted.................      40,828       39,812       40,407       40,407      33,418      31,324      30,782      27,476


                                                                                 FISCAL YEAR ENDED
                                                             ----------------------------------------------------------
                                                                1997        1996        1995        1994        1993
                                                             ----------  ----------  ----------  ----------  ----------
BALANCE SHEET DATA:
Working Capital...............................               $   73,210  $  169,283  $   67,526  $   81,997  $   78,898
Total Assets(9)...............................                1,091,734     512,490     424,489     275,364     242,925
Long-term Obligations.........................                  379,197          --      60,000          --      30,000
OPERATING INFORMATION:
System-wide Sales (10)........................               $2,187,409  $1,834,258  $1,494,260  $1,279,339  $1,085,759

------------------------


(1) Since the beginning of fiscal 1997, Interim has made certain acquisitions which were accounted for under the purchase method of accounting, and it disposed of its HealthCare Division on September 26, 1997. The pro forma consolidated statement of income and sales data give effect to the acquisitions and the disposition as though they occurred at the beginning of fiscal 1997. See Notes to Consolidated Financial Statements.


(2) Fiscal year 1994 contained 53 weeks. All other years contained 52 weeks.

(3) Revenues for the HealthCare Division are included through the date of disposition of September 26, 1997 and do not include certain allocations of other income.

(4) Interest expense is net of interest income earned by Brandon prior to the Company's merger with Brandon on May 23, 1996, which was accounted for as an pooling-of-interests. See note 7.


(5) Prior to September 25, 1993, the Company's working capital and acquisition financing were provided by Block. There was no interest charged on intercompany debt. In conjunction with the IPO, effective September 25, 1993, Block formalized this arrangement by (i) providing a revolving credit facility in the amount of $20,000,000 to fund the operating requirements of the Company; (ii) converting $30,000,000 of intercompany indebtedness on such date to a term loan and (iii) contributing $51,289,000 to the capital of the Company. The earnings data for fiscal 1993 give effect to this arrangement as if it occurred at the beginning of the period. Interest expense has been computed at 6% and income taxes at the statutory rate.



(6) On September 26, 1997, the Company sold the HealthCare Division. Amount represents pre-tax gain on sale. Taxes on the gain were $5,272,000. See Notes to Consolidated Financial Statements page F-11.


(7) Represents fees and expenses related to the merger with Brandon, and the consolidation and restructuring of the combined companies.

(8) Adjusted to reflect a two-for-one stock split in the form of a 100% stock dividend paid on September 5, 1997.

(9) Certain reclassifications have been made to prior periods to conform to current year presentation.

(10) Systemwide sales is defined as sales of all company-owned, franchised and licensed offices. Sales data for franchised offices are derived from reports provided by franchisees, which are not audited. Systemwide sales should not be considered in isolation or as a substitute for revenues prepared in accordance with generally accepted accounting principles, or as a measure of profitability.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


    THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE "SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA" AND NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS AND THE CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES INCLUDED ELSEWHERE IN THIS PROSPECTUS.

INTRODUCTION

    The Company is a worldwide leader in recruiting, assessing and deploying talent for a wide variety of businesses. Through flexible staffing, recruitment, search, consulting and outplacement services, the Company provides professionals in the fields of information technology, finance, law, manufacturing and human resources, as well as clerical, administrative and light industrial staffing.


    The Company provides services in two primary groups: (i) the Professional Services Group, which offers a comprehensive range of consulting, staffing, outplacement and placement services in the areas of information technology, legal, accounting, banking and finance and human resources, and (ii) the Commercial Staffing Group, which offers workforce management and clerical, administrative and light industrial staffing services. The Professional Services Group and the Commercial Staffing Group each represented approximately 50% of the Company's pro forma revenues in fiscal 1997. The Company believes that it is one of the five largest worldwide providers of Professional Services, and one of the ten largest worldwide providers of staffing services, based on revenues.


RESULTS OF OPERATIONS

    The following table sets forth operational results as a percentage of total revenues for the periods indicated:


                                          QUARTER ENDED
                                   ----------------------------
                                     MARCH 27,      MARCH 28,      PRO FORMA
                                       1998           1997           1997         1997       1996       1995
                                   -------------  -------------  -------------  ---------  ---------  ---------
Revenues:
  Professional Services..........         53.5%          30.3%          50.8%        42.0%      26.9%      16.0%
  Commercial Staffing............         46.5           50.9           49.2         46.2       52.9       60.0
  HealthCare Division............           --           18.8             --         11.8       20.2       24.0
                                         -----          -----          -----    ---------  ---------  ---------
    Total Revenues...............        100.0%         100.0%         100.0%       100.0%     100.0%     100.0%
Cost of Services.................         66.5           69.2           67.2         67.2       69.4       69.4
                                         -----          -----          -----    ---------  ---------  ---------
Gross Profit.....................         33.5           30.8           32.8         32.8%      30.6%      30.6%
Selling, General &
  Administrative.................         23.1           22.3           22.0         22.6       21.2       20.5
Licensee Commissions.............          2.8            3.0            2.9          2.8        3.4        4.3
                                         -----          -----          -----    ---------  ---------  ---------
Results from Operations..........          7.6%           5.5%           7.9%         7.4%       6.0%       5.8%
Merger Expense...................           --             --             --           --        0.8         --
Gain on Sale of HealthCare
  Division.......................           --             --             --         (0.3)        --         --
Amortization of Intangibles......          1.3            0.7            1.4          1.2        0.8        0.8
Interest.........................          1.8            0.1            2.1          1.5        0.5        0.1
Taxes............................          2.0            2.0            2.0          2.4        1.9        2.1
                                         -----          -----          -----    ---------  ---------  ---------
Net Earnings.....................          2.5%           2.7%           2.4%         2.6%       2.0%       2.8%
                                         -----          -----          -----    ---------  ---------  ---------
                                         -----          -----          -----    ---------  ---------  ---------
Net Earnings (excluding merger
  expenses)......................          2.5%           2.7%           2.4%         2.6%       2.7%       2.8%
                                         -----          -----          -----    ---------  ---------  ---------
                                         -----          -----          -----    ---------  ---------  ---------

FIRST QUARTER 1998 COMPARED TO 1997



    Revenues for the quarter increased 31.4% to $416.2 million from $316.8 million for the first quarter of the prior year. Excluding revenues from the HealthCare Division, revenues increased 61.9% to $416.2 million from $257.1 million. Professional Services revenues increased 132.2% reflecting the strong internal growth primarily in IT services as well as the acquisitions of Michael Page in April 1997 and AIM in March 1997 and several smaller acquisitions in the first quarter of 1998. Excluding these acquisitions, Professional Services revenues increased 34.9%. Commercial Staffing revenues increased 20.4% reflecting the continued expansion of the Interim On-Premise program, increased demand for traditional commercial staffing services and the acquisition of Crone Corkill, a UK-based commercial staffing company in March 1998.



    Gross profit increased 43.2% to $139.5 million compared with $97.4 million for the same period in 1997. Gross profit margin increased to 33.5% from 30.8% in the first quarter of 1997. This increase was principally due to an increase in the amount of Professional Services revenues as a percentage of total revenues. Excluding the HealthCare Division, Professional Services revenues represented 37.3% of first quarter 1997 total revenues compared with 53.5% of total revenues in 1998. Professional Services generate higher gross profit rates than Commercial Staffing. In addition, higher pricing in IT helped to increase the gross profit rate in 1998.



    Selling, general and administrative expenses increased 35.6% to $96.0 million from $70.8 million for the same period in 1997. Selling, general and administrative expenses as a percentage of revenues were 23.1% compared with 22.3% for the same period in 1997. Higher expenses resulted from the growth in Professional Services, as these businesses tend to have higher selling, general and administrative costs as a percentage of revenues compared with Commercial Staffing.



    Licensee commissions increased 23.1% to $11.6 million from $9.4 million for the same period last year. Licensee commissions as a percentage of revenues decreased to 2.8% from 3.0% due to branch revenues growing at a faster rate than licensee revenues.



    Amortization expenses for the period increased 133% from $2.3 million to $5.3 million reflecting the increase in intangible assets arising from acquisitions, primarily Michael Page.



    Interest expense increased to $7.7 million from $0.3 million for the same period last year. This resulted from increased borrowings for acquisitions, primarily Michael Page. The Company had average borrowings outstanding during the first quarter of 1998 of $444.4 million at an average rate of interest (including the effects of interest rate swaps) of 7.2% compared with $18.5 million outstanding during the first quarter of 1997 at an average rate of interest of 7.5%.



    The effective tax rate for the first quarter of 1998 was 44.2% compared with 41.9% for the same period last year. This increase resulted from higher levels of non-deductible intangible amortization in 1998 due to the Michael Page acquisition.



    Net earnings for the quarter increased 23.8% to $10.6 million (or $0.26 per diluted share) compared with $8.5 million (or $0.21 per diluted share) for the same period last year. This represents a 23.8% increase in per share earnings. The weighted average number of shares used in the per share calculation (as adjusted for the dilutive impact of common stock equivalents) increased to 40,828,000 from 39,812,000 last year.


FISCAL 1997 COMPARED TO 1996

    REVENUES. Revenues in 1997 increased 40.2% to $1,608.3 million from $1,147.2 million in the prior year. Professional Services revenues increased 118.7% reflecting strong internal growth and the Michael Page and AIM acquisitions. Excluding these acquisitions, Professional Services revenues increased 31.0%. Commercial Staffing revenues increased 22.8% reflecting the expansion of the Interim

On-Premise program, an increase in the number of offices and increased business in existing offices. HealthCare Division revenues decreased due to the sale of the HealthCare Division at the end of the third quarter of 1997.



    GROSS PROFIT. Gross profit increased 50.0% to $527.1 million from $351.4 million in the prior year. Gross profit margin was 32.8% compared with 30.6% in fiscal 1996. This increase was principally due to the acquisition of the higher-margin business of Michael Page, partially offset by the elimination of higher gross profit generated by the HealthCare Division which was sold at the end of the third quarter of 1997.


    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased 49.0% to $363.2 million from $243.7 million in the prior year period. Selling, general and administrative expenses as a percentage of revenues were 22.6% compared to 21.2% a year ago due to the higher costs associated with Professional Services. These higher gross margin businesses have higher operating expenses than the Company's Commercial Staffing business.

    LICENSEE COMMISSIONS. Licensee commissions increased 14.2% to $45.1 million from $39.5 million in the prior year period and is consistent with the growth in licensee revenues. Licensee commissions as a percentage of total revenues decreased from 3.4% to 2.8% due to licensee revenue becoming a smaller portion of overall revenue.

    AMORTIZATION OF INTANGIBLES. Amortization expense increased 110.1% to $18.5 million from $8.8 million in the prior year period reflecting the increase in intangible assets arising from acquisitions, primarily Michael Page.

    INTEREST EXPENSE. Interest expense increased 326.1% to $24.3 million from $5.7 million in 1996. This resulted from increased borrowings for acquisitions, primarily Michael Page. The Company had average borrowings outstanding during 1997 of $361.2 million and accrued an average interest rate of 6.9%. See "--Liquidity and Capital Resources--Financing".


    TAXES ON EARNINGS. The effective tax rate for 1997 was 47.8% compared with 49.0% last year. The 1997 effective rate includes an approximate 100% effective rate on the $5.3 million HealthCare Division sale gain due to a lower tax basis than book basis in this business. Last year's high rate resulted from a large portion of the 1996 merger expense being nondeductible. The effective tax rates excluding these two unusual items were 44.2% and 43.0% for the years ended December 26, 1997 and December 27, 1996, respectively. The increase in the effective rate, excluding unusual items, resulted from higher levels of non-deductible goodwill in 1997.



    NET EARNINGS. Net earnings excluding merger expenses increased 39.1% to $42.5 million ($1.05 per diluted share) from $30.6 million ($0.91 per diluted share) in the prior year period. This represents a 15.4% increase in per share earnings. Including merger expenses, net earnings increased 84.7% to $42.5 million ($1.05 per diluted share) from $23.0 million ($0.69 per diluted share) in the prior year period. The weighted average number of shares used in the per share calculation (as adjusted for the dilutive impact of common stock equivalents) increased to 40,407,000 from 33,418,000 in the prior year period, primarily due to the additional shares issued as a result of the public offering on October 17, 1996.


FISCAL 1996 COMPARED TO 1995


    REVENUES. Revenues in 1996 increased 32.7% to $1,147.2 million from $864.2 million in the prior year. Professional Services revenues increased 123.5% reflecting significant IT acquisitions and internal growth. Commercial Staffing revenues increased 16.9% reflecting the expansion of the Interim On-Premise program and an increase in the number of offices and services provided. HealthCare Division revenues increased 11.3% due to increases in the number of offices and expansion of occupational health and physicians services.

    GROSS PROFIT. Gross profit increased 33.1% to $351.4 million from $264.1 million in the prior year period. Gross profit margin was 30.6%, the same as 1995. Although the Company added revenues of higher gross profit business through acquisitions and increases in the Professional Services, this was offset by a decline in franchise royalties as a percent of total Company revenue and an increase in the percentage of Commercial Staffing, which generally have lower gross profit margins.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased 37.6% to $243.7 million from $177.1 million in the prior year period. Selling, general and administrative expenses as a percentage of revenues were 21.2% compared with 20.5% in 1995 due to the higher relative costs associated with Professional Services.

    LICENSEE COMMISSIONS. Licensee commissions increased 5.9% to $39.5 million from $37.3 million in the prior year period and consistent with the growth in licensee revenues. Licensee commissions as a percentage of revenues decreased from 4.3% to 3.4% due to the Company purchasing several license operations, one licensee converting to a franchise and slower general growth of licensee revenues compared with branch revenue growth.

    AMORTIZATION OF INTANGIBLES. Amortization expense increased 27.9% to $8.8 million from $6.9 million in the prior year period reflecting the increase in intangible assets arising from acquisitions.

    INTEREST EXPENSE. Interest expense increased to $5.7 million from $1.0 million in the prior year; average borrowings during the year were $102.2 million and the Company accrued an average effective interest rate of 6.2% compared to average borrowings of $22.3 million and an average effective interest rate of 6.6% in 1995.

    TAXES ON EARNINGS. The effective tax rate of 49.0% in 1996 resulted from a large portion of merger expenses, recorded in the first half of 1996, being nondeductible. The effective tax rate, excluding the effects of nonrecurring merger expenses, was 43.0% compared with 43.2% in the prior year. The decline in the effective tax rate is due primarily to higher earnings in proportion to the level of nondeductible intangibles.


    NET EARNINGS. Net earnings excluding merger expenses increased 28.8% to $30.6 million ($0.91 per diluted share) from $23.7 million ($0.76 per diluted share) in the prior year period. This represents a 19.7% increase in per share earnings. Including merger expenses, net earnings decreased 3.0% to $23.0 million, ($0.69 per diluted share) from $23.7 million ($0.76 per diluted share) in the prior year period. The weighted average number of shares used in the per share calculation (as adjusted for the dilutive impact of common stock equivalents) increased to 33,418,000 from 31,324,000 in the prior year period, primarily due to the additional shares issued as a result of the secondary public offering on October 17, 1996.


LIQUIDITY AND CAPITAL RESOURCES

    CASH FLOW

    Historically, the Company has financed its operations through cash generated by operating activities and bank lines of credit. The Company's principal uses of cash are funding acquisitions, capital expenditures, working capital needs and repayment of debt. The nature of the Company's business requires payment of wages to its flexible staff on a weekly, or bi-weekly basis, while payments from clients are generally received 30-60 days after billing.

    Cash provided by operating activities in 1997 was $57.8 million compared with cash used by operations in 1996 of $6.1 million and cash provided by operations in 1995 of $6.6 million. Higher operating cash flow in 1997 resulted from increased earnings, amortization and depreciation combined with an increase in accounts payable and accrued liabilities. Reduced cash flow from operating activities in both 1996 and 1995 resulted from lower levels of earnings, depreciation and amortization. Operating cash flow in 1996 was also impacted by higher receivable levels due to increases in days sales outstanding and $7.6 million (after-tax) of merger expenses paid.


    Net cash provided by operating activities was $0.8 million and $8.0 million in the first quarter of 1998 and 1997, respectively. Lower cash flow from operating activities in 1998 resulted from a reduction in accounts payable and accrued liabilities during 1998 compared with an increase in 1997. The increase in 1997 was partially offset by higher other assets due to the increase in a long-term receivable with a new major customer contract. The decrease in 1998 resulted from the timing of the Company's 1997 fiscal year-end, and tax and annual incentive payments in the first quarter of 1998.



    Investing activities used $474.7 million in 1997 primarily due to the acquisition of Michael Page partially offset by the proceeds from the sale of the HealthCare Division. The Company obtained funds from borrowing under a multi-currency credit facility for the acquisition of Michael Page. See further discussion in Financing below. Proceeds from the sale of the HealthCare Division, net of transaction costs, and operating cash flow were used to reduce these borrowings, leaving $413.0 million of debt outstanding at December 26, 1997. Investing activities in 1996 and 1995 included $12.0 million and $99.0 million, respectively, of other acquisitions, the most significant of which was the acquisition of the Computer Power Group for $71 million in 1995.


    Investing activities in 1997 included $24.9 million of capital expenditures compared with $33.0 million in 1996 and $11.3 million in 1995. Capital expenditures in 1997 were for new computer hardware and software, new office furniture and fixtures and the completion of the Company's corporate headquarters. Capital expenditures in 1996 were for the expansion of the Company's headquarters and to upgrade and expand the area of information technology. The Company anticipates continued expenditures to develop and upgrade many of its information technology systems. Management expects expenditures in 1998 to approximate 1997 levels.


    Investing activities used $67.0 million and $117.9 million in the first quarter of 1998 and 1997, respectively, primarily related to acquisitions. In the first quarter of 1998, the Company acquired several Professional Services businesses in accounting, banking and finance and completed the Crone Corkill acquisition. In the first quarter of 1997, the Company acquired AIM and funded the initial investments in Michael Page.


    On October 17, 1996, the Company completed a public offering of 8.5 million shares (7.9 million shares sold by the Company) of common stock at $21.63 per share. Net proceeds to the Company were approximately $163.1 million, of which $131.7 million was used to repay borrowings under the Company's credit facilities.

    The Company intends to continue to make strategic acquisitions to grow its business. Funding for these acquisitions will come from: (i) internally generated funds; (ii) borrowings on the Company's credit facility and (iii) raising additional capital.

    FINANCING


    The Company has available a $535.9 million multi-currency credit agreement entered into as of May 1, 1997 and amended as of June 2, 1997. Outstanding borrowings at December 26, 1997 under this agreement were a $176.7 million term loan, a $219.5 million revolving loan and $16.8 million in loan notes to prior shareholders of Michael Page. The term loan is denominated in U.S. dollars while the revolving loans are denominated in U.S. dollars and British pounds sterling. Borrowings under this facility are unsecured. The credit facility is available to fund the Company's acquisitions, to supply working capital and to provide for general corporate needs. Interest rates on amounts outstanding under the credit facility are based on LIBOR plus a variable margin. The facility contains customary covenants, which include the maintenance of certain financial ratios including minimum net worth, restrictions on the incurrence of liens and additional indebtedness. In addition, the Company has established short-term, unsecured, uncommitted lines of credit with certain banks. These lines of credit are based on LIBOR and are available to fund the Company's short-term capital requirements. No amounts were outstanding under these agreements at December 26, 1997.

    There was approximately $120.0 million available for future borrowings under these agreements at December 26, 1997.

IMPACT OF THE YEAR 2000 ISSUE

    The year 2000 issue is the result of computer applications being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

    Based on a recent assessment, the Company determined that it will be required to upgrade certain application systems to ensure operability after the year 1999. However, the Company's most significant internally developed systems will require modest remediation to be fully ready for year 2000. As such, most of the systems activity that must take place entails upgrading purchased application systems. The Company believes that these upgrades will take place in the ordinary course of business without significant incremental cost. Experts from the Interim Technology Consulting Group's year 2000 practice will be utilized to augment internal activities in the assessment and testing phases of the project.

    The Company plans to complete its year 2000 upgrade in a timely manner. The Company does not foresee substantial incremental costs as most of the applications that are not currently year 2000 compliant are purchased third party software packages. The vendors of those products have announced year 2000 upgrade versions scheduled to be available in the first half of 1998. The costs of these upgrades are included as part of the ongoing maintenance fees. In addition, the Company is discussing with its vendors and customers the possibility of any difficulties which may affect the Company as a result of its vendors and customers ensuring that their computer systems and software are year 2000-compliant. To date, no significant concerns have been identified. However, there can be no assurance that no year 2000 related computer operating problems or expenses will arise with the Company's computer systems and software or in the computer systems and software of the Company's vendors and customers. The Company's IT Consulting Group performs work for clients to assist them in modifying their computer systems and software to make them year 2000-compliant. Generally, this work is performed under the direction and supervision of the client and without warranties as to results or usability. Accordingly, the Company does not believe that it will incur any material liabilities to clients for its work on their year 2000 projects.

INFLATION

    The effects of inflation on the Company's operations were not significant during the periods presented in the financial statements.

FOREIGN OPERATIONS


    With the acquisition of Michael Page, the Company has significantly expanded its business outside of North America. The results of operations of Michael Page are included within the Professional Services Group. The Company also has Commercial Staffing operations in The Netherlands. In 1997, revenue and operating earnings (before interest and taxes, and gain on sale of the HealthCare Division) from foreign operations were $251.2 million and $39.5 million, respectively. There are currently no legal restrictions regarding the repatriation of cash flows from these foreign operations.

SEASONALITY AND CYCLICALITY OF BUSINESS

    The Company's businesses are not seasonal in nature, but the staffing business has historically been considered to be cyclical, often acting as a coincidental indicator of both economic downswings and upswings. However, the balance between Professional Services and Commercial Staffing Services should help reduce the impact of cyclicality. The acquisition in 1997 and growth of AIM which specializes in outplacement should also mitigate the impact of cyclicality as outplacement growth rates amplify during a slower economy, offsetting other services which may be more sensitive to economic declines. As a result of general shifting of employment patterns and the growth in Interim On-Premise, the Company believes it may become less cyclical. Finally, the Company's presence in 12 countries may reduce cyclicality based on management's belief that the economies of every country will not suffer economic downturns simultaneously. No single customer accounts for more than 2% of the Company's sales.

OTHER

    In June 1997, Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," was issued. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The Company will adopt this standard in 1998.

    In June 1997, SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", was issued. SFAS No. 131 establishes standards for the way that public companies report selected information about operating segments in annual financial statements and requires that those companies report selected information about segments in interim financial reports issued to shareholders. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers and supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise". SFAS No. 131 is effective for financial statements for periods beginning after December 15, 1997. The Company has historically reported its information under one segment. This standard will require the Company to report financial information consistent with how the business is managed. The Company will adopt this standard in 1998.

                                    BUSINESS

COMPANY OVERVIEW

    The Company is a worldwide leader in recruiting, assessing and deploying talent for a wide variety of businesses. Through flexible staffing, recruitment, search, consulting and outplacement services, the Company provides professionals in the fields of information technology, finance, law, manufacturing and human resources, as well as clerical, administrative and light industrial staffing.


    The Company provides services in two primary groups: (i) the Professional Services Group, which offers a comprehensive range of consulting, staffing, outplacement and placement services in the areas of information technology, legal, accounting, banking and finance and human resources, and (ii) the Commercial Staffing Group, which offers workforce management and clerical, administrative and light industrial staffing services. Professional Services and Commercial Staffing Services each represented approximately 50% of the Company's pro forma revenues at the end of fiscal 1997. The Company believes that it is one of the five largest worldwide providers of Professional Services, and one of the ten largest worldwide providers of staffing services, based on revenues.



    Since the IPO, the Company's network of offices in its Professional Services and Commercial Staffing Groups has nearly doubled, from 373 offices in North America to 733 offices in 12 countries at the end of the first quarter of 1998. The Company's revenues from Professional Services and Commercial Staffing Services increased from $537.0 million in fiscal 1994 to $1.4 billion in fiscal 1997 ($1.5 billion on a pro forma basis). This growth has been accomplished through strategic acquisitions, internal growth and by capitalizing on cross-selling opportunities. During this period, the Company acquired 18 companies providing staffing, consulting and employment services through approximately 161 offices, representing over $550 million of acquired revenues, $496 million of which were from Professional Services. In April 1997, the Company acquired Michael Page, a premier international recruiting and staffing company specializing primarily in accounting, banking and finance, currently with 51 offices located throughout Europe and the Asia Pacific region. The acquisition of Michael Page, the Company's largest acquisition to date, has provided the Company with a strong international presence, substantial growth in its higher-margin Professional Services business, enhanced cross-selling opportunities and access to a worldwide customer base.


INDUSTRY OVERVIEW

    The global staffing services industry has experienced significant growth in response to the changing work environment worldwide. According to Eurostat, the European Commission's statistical body, the total staffing services market in developed economies had revenues of approximately $94 billion in 1995 (the latest available data). The focus of the staffing industry is changing from employers' traditional use of staffing services to manage personnel costs and meet fluctuating staffing requirements to the reduction of administrative overhead by outsourcing human resources operations that are not part of their core business competencies. The use of flexible staffing services has allowed employers to improve productivity, to outsource specialized skills and to avoid the negative effects of layoffs. Rapidly changing regulations concerning employee benefits, insurance and retirement plans, as well as the high cost of hiring, laying off and terminating permanent employees has also prompted many employers to take advantage of the flexibility offered through temporary and contract staffing arrangements. In addition to the economic conditions driving staffing industry growth, the Company believes that changing demographics of the workforces of developed economies and evolving attitudes concerning work patterns also contribute to growth in the staffing industry. These trends have accelerated with the pace of technological change and greater global competitive pressures.

    The U.S. remains the largest and most important staffing service market in the world. According to STAFFING INDUSTRY REPORT, U.S. staffing industry revenue, including temporary help, placement, search and outplacement, grew from approximately $29.3 billion in 1992 to approximately $65.0 billion in 1997, representing a compound annual growth rate of 17.3%. The National Association of Temporary and Staffing Services has estimated that more than 90% of all U.S. businesses utilize staffing services. Also, the U.S. Bureau of Labor Statistics has stated that penetration of the U.S. work force by temporary and contract workers has increased from approximately 0.4% in 1992 to approximately 1.9% in 1996. One of the fastest growing sectors for the staffing services industry, as well as for the Company, is information technology. According to the STAFFING INDUSTRY REPORT, 1996 revenue for this sector in the U.S. is estimated to have been $11.7 billion, a 27.2% increase over 1995, and is estimated to have grown to $14.9 billion in 1997, representing a compound annual growth rate of 23.9% since 1992. In addition, revenues for other professional level staffing, including accounting, finance and legal, were estimated to have grown from $1.8 billion in 1992 to $6.1 billion in 1997, representing a compound annual growth rate of 27.6%. The Company believes that Professional Services requires longer-term, more highly-skilled personnel services and, therefore, offers the opportunity for higher profitability than the Commercial Staffing Services because of the value-added nature of professional and technical staffing personnel.

    The U.K. is the second largest national staffing services market in the world. According to a report commissioned by the Federation of Recruitment and Employment Services in the U.K., staffing industry revenue in the U.K. grew from approximately $8.9 billion in 1992 to approximately $21.8 billion in 1996, representing a compound annual growth rate of 25.1%. According to Eurostat, the U.K. had the highest penetration rate of temporary and contract workers in the world in 1995 (the latest available data), at approximately 3.3%. Demographic indicators produced by the U.K. Institute for Employment Studies predict a return to labor shortages in the U.K., particularly in technical and skilled sectors. This shortage is expected to result from a shrinking labor pool coupled with continued demand for specialized skills. While a shrinking labor pool may reduce the number of suitable candidates for the Company to place with its clients, it may also increase the demand for the Company's specialized recruiting skills. The Company believes that these factors, as well as the continued relatively rapid growth in the service sector, should increase the opportunities to place workers in the U.K.

    The total staffing services market in the European Union (excluding the U.K.) during 1995 (the latest available data) was estimated by Eurostat to be approximately $24.0 billion, with France, Germany, The Netherlands and Belgium accounting for over 90% of such market. The continental European staffing services industry is currently characterized by discrete domestic markets that have no significant cross-border contact. Between 1992 and 1995 (the latest available data), the staffing services industry grew at compound annual rates of 11.8% in France, 12.9% in Germany, 13.4% in The Netherlands and 11.4% in Belgium. In many other European countries, the staffing services industry has only recently begun to develop. The European Commission has noted trends towards deregulation and greater labor market flexibility which the Company believes will increase the use of temporary and contract labor throughout Europe. For example, Spain, Sweden and Italy have recently enacted legislation that eliminated or modified laws which had previously significantly restricted or prohibited the operations of private staffing services companies. In the emerging markets of Eastern Europe, the Company believes that demand for staffing services is increasing as a result of deregulation of certain local labor laws and increasing economic development.

    In certain countries in the Asia Pacific region, particularly Australia, the staffing service industry is well developed, and the Company believes that opportunities exist for expansion in both Professional Services and Commercial Staffing Services.

    The staffing services market in most countries in which the Company operates is highly fragmented and includes a large number of small businesses, many of which operate in a single geographic market. This fragmentation, combined with changing client demands and competitive pressures, has resulted in a trend towards industry consolidation. This consolidation is being driven by, among other things, client demands for "one-stop shopping" from staffing providers. Faced with a desire to minimize the number of vendors, coupled with the need for sophisticated management information systems, the growth of national or global relationships and the expansion of professional level specialties, clients have begun to demand the services of large staffing companies capable of offering a full range of staffing services over a broad geographic area. This ability has been particularly important in fulfilling the needs of large regional, national and international accounts. Within this more competitive environment, smaller companies may have difficulties competing due to limited service offerings, geographic concentration and lack of sufficient working capital and management resources. As a result, many smaller companies have been acquired in recent years and the Company believes that small and mid-sized staffing companies are becoming increasingly responsive to acquisition proposals by larger firms, such as the Company. Furthermore, the Company believes that consolidation may also occur among larger regional and national companies.

BUSINESS STRATEGY

    The Company's goal is to drive revenue and earnings growth by delivering innovative integrated human resources solutions worldwide through its consultative approach to workforce management. The Company intends to achieve this goal through a growth strategy that includes strategic acquisitions, with particular emphasis in its higher-margin Professional Services businesses, opening new offices in existing and new geographic markets and continued development of its client base by capitalizing on cross-selling opportunities. This growth strategy is complemented by an operating strategy of offering a comprehensive range of innovative services under common brands through decentralized, entrepreneurial offices providing specialized expertise. Through the implementation of the Company's strategy, EBIT as a percentage of revenues increased from 2.6% in fiscal 1993 (without giving effect to the restatement of the Company's financial statements to account for the acquisition of Brandon as a pooling-of-interests) to 6.5% in fiscal 1997.

    The key elements of the Company's strategy are:

        CONTINUE TO EXPAND THROUGH ACQUISITIONS. The Company believes that there is an opportunity to acquire additional companies consistent with its business strategy because of the highly fragmented nature of the staffing industry and the pressures of increased competition. The Company intends to continue to make complementary acquisitions that can be integrated into existing operations, as well as strategic acquisitions that provide entry into new geographic markets or service lines. This acquisition strategy focuses on strong, well managed staffing and consulting companies domestically and internationally. The Company has a proven track record of successfully acquiring companies, integrating them within the Company's existing operations and producing growth rates of acquired companies in excess of their historical performance. Since the IPO, the Company has added approximately 161 offices and over $550 million in revenues through acquisition.


        MAINTAIN STRONG ORGANIC GROWTH. A significant portion of the Company's growth has resulted from internal expansion, which includes new office openings and development of existing offices. The Company intends to continue to add offices by expanding into new geographic markets, both domestically and internationally, and to open new offices in existing markets to increase the range of services offered in such markets. New office openings are jointly planned by corporate and local management based upon various criteria, including market demand, availability of quality candidates and whether a new office would complement or broaden the Company's current geographic network or service offerings. The Company also believes that it has been able to accelerate the growth of existing offices by capitalizing on cross-selling opportunities. To this end, the Company's integration managers focus on facilitating cross-selling opportunities on a regional basis. The Company opened 199 offices from the date of the IPO through the end of the first quarter of 1998.


        PROVIDE A COMPREHENSIVE RANGE OF SERVICES. The Company believes that a significant demand exists from current and prospective clients to procure a substantial portion of their human resources solutions from a single company, thereby enabling them to assess and deploy personnel more efficiently and productively. Accordingly, the Company seeks to be regarded by its clients as their human resources partner and is committed to developing a broad range of innovative, value-added human resource solutions to meet their evolving needs on a worldwide basis. Since the IPO, the Company has significantly increased the range of services offered, moving from solely providing flexible staffing services to offering a full range of Commercial and Professional Services. The higher-margin Professional Services include workforce management, recruitment, consulting and outplacement services in the fields of information technology, law, accounting, banking and finance. The Company believes that Professional Services may be less cyclical and provide attractive cross-selling opportunities for other Interim offices.


        PROVIDE INNOVATIVE PRODUCTS AND SERVICES. By taking a consultative approach to client needs, the Company has developed innovative, value-added services that help clients better manage their human assets. Interim On-Premise utilizes proprietary software that provides "qualitative" measurement of performance, quantitative analysis of staffing efficiencies and customized reporting. The Company's "interim.com" website contains employment information that can be used by both candidates and clients, and was made part of the Smithsonian Institution's Permanent Research Collection on Information Technology Innovation. In addition, the Company conducted a nationwide survey with Louis Harris and Associates to identify emerging workforce trends to assist clients in human resource planning.


        UTILIZE ADVANCED RECRUITMENT METHODS. The Company has added new techniques to successfully recruit and retain candidates. Through five recruitment centers in Europe, Asia and South Africa, Interim recruits professionals, predominantly to the U.S., to fill a shortage of skills. In addition, Interim was the first company in the staffing industry to implement national television advertising featuring a toll-free number (1-800-A-CAREER) and full-page Wall Street Journal advertising for managerial and executive positions. Recruitment efforts are globally supported by both Internet and Intranet-based technology and a developing central candidate database that will allow the Company to maintain contact with candidates throughout the duration of their careers. Once a candidate is employed, the Company focuses on training to maintain or enhance skills and offers certain employees full-time salaries, benefits and participation in the Company's employee benefit plans as a form of retention.


        LEVERAGE BRAND IDENTITY. Interim is one of a small number of staffing companies which provide Commercial Staffing Services and Professional Services under the same brand name. This maximizes cross-selling opportunities (e.g., Interim Technology, Interim Accounting Professionals, Interim Legal Services, Interim Attorneys, Interim Personnel, etc.). Through this common branding, the Company and its franchisees and licensees are better able to benefit from national media advertising. The Company also benefits from brand name recognition of certain of its subsidiaries including Michael Page, a premier recruitment organization focusing on the placement of finance professionals internationally, has established strong name recognition within the world's largest financial markets and The Stratford Group, the Company's executive search business specializing in the recruitment of high-level executives, benefits from name recognition among senior management.


        DELIVER SERVICES THROUGH SPECIALIZED OFFICES SUPPORTED BY DECENTRALIZED STRUCTURE. The Company's businesses are operated to be responsive to local business practices and market conditions. The Company believes that its existing and potential clients choose service providers largely on the basis of brand awareness and local specialized expertise. Each of the Company's offices are organized on this basis, thereby providing clients with perceived value and enhanced services by enabling them to deal with Interim representatives who "speak their language" and understand their specialized human resources requirements. Further, all Interim managers are compensated based on profits generated within their scope of responsibility and cross-selling activities, and they are responsible for their own hiring, pricing, business mix and local promotion. The Company believes that this
    (i) allows the Company to capitalize on its managers' knowledge of local business conditions and markets, (ii) makes the Company more attractive to acquisition candidates, (iii) allows for a smooth transition of acquired businesses and (iv) enables local operating company managers to develop long-term relationships with key decision makers at both existing and potential clients.

ACQUISITIONS

    The Company's corporate management team has extensive experience in identifying acquisition candidates and integrating acquired operating companies into the Company's international network. The Company believes its decentralized, entrepreneurial management structure facilitates its efforts to acquire branded staffing companies seeking alliances with an internationally-focused provider of a broad range of staffing services.


    During 1997, the Company acquired two companies which have considerably advanced the Company's objective to grow the Professional Services Group:
Michael Page, a premier international recruiting and staffing company specializing in accounting, banking and finance, currently with 51 offices located in the U.K., France, The Netherlands, Italy, Germany, Australia, Hong Kong, Singapore, Spain, New Zealand and the U.S., and AIM, a leading provider of outplacement and career consulting services in the U.S. Since the IPO, the Company has acquired 18 companies providing staffing, consulting and employment services through approximately 161 offices, representing approximately $551.0 million in acquired revenues. In addition to external acquisitions, Interim usually purchases franchise and license operations which are for sale. The Company is generally the purchaser of choice when an Interim franchisee or licensee decides to sell its business. The Company has a first right of refusal on any franchise sale at the same terms and conditions as may be agreed with another purchaser and has a standard purchase option on licenses. Overall, Company-owned branches yield higher profits than franchised or licensed offices, and the Company therefore believes that the purchase of these offices is accretive to overall earnings. The Company regularly evaluates potential acquisitions of companies that can be integrated into existing operations and strategic acquisitions that provide entry into new geographic markets or service lines. Certain information related to external acquisitions is summarized in the following table.



                                                     NUMBER      REVENUES
                                      ACQUISITION      OF           IN
ACQUIRED COMPANY                         DATE      OFFICES(1)   MILLIONS(2)             PRIMARY SERVICES
------------------------------------  -----------  ----------  -------------  ------------------------------------
PROFESSIONAL SERVICES GROUP
Smyth, Fuchs & Company..............     3/98          5         $     2.5    Outplacement
                                                       2               5.0    Accounting Staffing & Placement
Network Companies, Inc..............     2/98
de Recat & Associates, Inc..........     1/98          3               3.5    Outplacement
                                                       3              14.6    Accounting Staffing & Placement
A.J. Burton Group, Inc..............     1/98
Feldt Personnel Consultants.........     10/97         1               0.5    Accounting Staffing & Placement
Mainstream Access...................     4/97          16              5.7    Outplacement
Michael Page Group PLC..............     4/97          40            220.0    Accounting & Finance Staffing &
                                                                              Placement
AIM.................................     3/97          17             35.2    Outplacement, Staffing & Placement
Brandon Systems.....................     5/96          32             89.0    IT Staffing
Of-Counsel..........................     5/96          1               1.0    Attorney, Paralegal & Legal
                                                                              Secretary Staffing
Computer Power Group................     12/95         17             81.0    IT Consulting and Staffing
Hernand & Partners..................     11/95         3               2.7    Attorney Staffing
Juntunen............................     10/95         2              13.6    Placement, HR Consulting and
                                                                              Staffing
OCS Services Group..................     6/95          5              16.1    IT Consulting and Staffing
Career Associates/Career Temps......     6/95          5               5.6    Accounting Staffing and Placement
COMMERCIAL STAFFING GROUP
Crone Corkill.......................     3/98          2              38.4    High Level Administrative Staffing
Allround/Interplan..................     11/96         6              15.0    Traditional Staffing
ICS Temporary Services..............     12/94         1               1.6    Traditional Staffing
                                                   ----------  -------------
        Total.......................                  161        $   551.0
                                                   ----------  -------------
                                                   ----------  -------------


------------------------

(1) Office count at time of acquisition.

(2) Revenues shown for 1995 and 1994 acquisitions reflect annualized results for the year. 1998, 1997 and 1996 acquisitions reflect revenues for the 12 months prior to acquisition.

DESCRIPTION OF OPERATIONS

    The Company provides its decentralized field operations with centralized national and international support in training, information technology, recruitment, marketing and sales. This includes national television advertising aimed at building brand identity and recruiting candidates, centralized candidate databases and expansive internet and intranet communication abilities. In addition, back office support includes: centralized payroll, billing, receivables management, risk management, legal services and cash management. Corporate staff, as well as integration managers in key markets, are dedicated to supporting cross-selling activities and national/international account management and expansion. Business units that pass revenue-generating leads to other business units are rewarded with a corporate-paid fee. This approach facilitates an environment of high communication among offices, unifies strategic initiatives and capitalizes upon multinational resources.

    The Company provides skills in two primary groups: the Professional Services Group and the Commercial Staffing Services Group. Each group offers a comprehensive range of skills to fulfill client requirements and are described below.

THE PROFESSIONAL SERVICES GROUP

    The Professional Services Group offers a comprehensive range of consulting, staffing, outplacement and placement services in the areas of IT, legal, accounting, banking and finance and human resources. The Company's total revenues in fiscal 1997 from Professional Services were $675.0 million, representing an increase of approximately $366.3 million or 118.7% from fiscal 1996.

    ACCOUNTING AND FINANCE. Through the acquisition of Michael Page and the growth of Interim Accounting Professionals, the Company provides accounting, banking and finance staffing and placement services worldwide. Michael Page specializes in recruiting and staffing in areas such as mergers and acquisitions, corporate finance and funds management. Michael Page operates in major financial centers across the globe, including London, Paris, Frankfurt, Amsterdam, Hong Kong, Singapore and Sydney and in 1997, opened its first office in New York. As a result of the Michael Page acquisition, Interim is the second largest provider of recruiting and staffing services in the accounting, banking and financial areas worldwide. In addition, Michael Page provides Interim with a global presence to grow its On-Premise and traditional staffing businesses. Interim Accounting Professionals provides accounting and finance personnel at all levels including bookkeepers, degreed accountants, certified public accountants, auditors and controllers. Clients include corporate accounting departments, small businesses and accounting firms of every size. Interim Accounting Professionals offers temporary and project staffing, temp-to-hire and full-time placement capabilities.

    INFORMATION TECHNOLOGY. Interim has built a leading information technology consulting and staffing services group operating through 50 offices, of which 47 are in the U.S., two are in the U.K. and one is in Asia, as well as recruiting centers in South Africa, Asia and The Netherlands. This business provides a comprehensive scope of IT services including management consulting, staffing and outsourcing services. Interim Technology services are subdivided into two specialty offerings, Technology Consulting and Technology Staffing.

    Technology Consulting specializes in the areas of software design, maintenance, development, quality assurance, implementation and strategic IT consulting. The Technology Consulting Group has separate practices to supply specialized expertise in the areas of client/server development, legacy systems support, network integration, software quality management, systems engineering and technical communications, and provides IT services to Fortune 100 companies. In addition, the Technology Consulting Group provides management, staffing, and testing of year 2000 projects. Technology Consulting engagements are generally longer term and are provided by highly trained full-time employees.

    Technology Staffing provides operations-based staffing and support for IT operations including help desk and data center operations, operations analysis, communications, operations and PC support. The Technology Staffing Group also offers a distinctive partnering service whereby its clients maintain complete strategic control of their information systems and data, but are relieved of technology staffing and performance issues and thus benefit from the traditional savings of outsourcing. This type of outsourcing service is typically provided to clients under a contractual arrangement. The Technology Staffing group generally provides large numbers of personnel for shorter assignments.

    LEGAL SERVICES. The Company's legal staffing offices provide attorneys, paralegals, court reporters, litigation support and legal transcription services predominantly to law firms and corporations. In addition, the Company operates a "Depolab" at its corporate headquarters providing summarization, proofing, editing and transcription services utilizing proprietary software that permits law firms to have depositions summarized into 13 different formats. The centralized Depolab concept enhances supervision, confidentiality and quality control while making better use of human resources which would otherwise be located in various local offices.

    In 1997 the Company introduced Juris Partners, a product designed to be similar to Interim On-Premise. Juris Partners is a comprehensive management program designed to increase the effectiveness and cost-efficiency of a company's legal support. Through Juris Partners, an on-site Interim manager evaluates and manages a company's entire legal support function, supplying the necessary staff and services including project staffing, litigation support, document management and court reporting.

    HUMAN RESOURCE SOLUTIONS. Interim HR Solutions offices provide skilled professionals such as contract recruiters and human resource professionals for project assignments and human resource consulting and project management at client locations or on an outsourced basis. In addition, this group's expertise ranges from organizational development and training to compensation, plan design and benefits analysis.

    RECRUITMENT. Interim provides nationwide searches for all levels of employees, up to president and CEO. Retained searches are conducted for executives and high-level managers, and contingency recruitment is available for management and professional positions. Businesses rely on Interim to recruit industry experts who will provide strategic direction and top management skills. The search group has developed a blue chip client list, and has particular expertise in the technology industry, working with virtually all of the leading technology companies in the nation. Relationships are established with companies at the highest levels when recruiting for executives and management. These relationships serve as an excellent point of entry for a whole host of additional Interim services including information technology, legal, accounting, HR, clerical and light industrial.

    CAREER CONSULTING. With nationwide capabilities, Interim manages projects ranging from large-scale national restructurings to individual cases and is ranked among the top five outplacement firms in the U.S. Interim provides career management and outplacement services to help companies and their employees address career transition and termination issues. Career Consulting services provide career assessment and management, executive coaching, leadership development and team alignment.

THE COMMERCIAL STAFFING GROUP

    The Commercial Staffing Group offers services ranging from workforce management to clerical, administrative and light industrial staffing. Approximately 50% of the Company's total revenues at the end of fiscal 1997 were derived from the Commercial Staffing Group.

    INTERIM PERSONNEL. The traditional flexible staffing business consists of providing a wide variety of clerical, administrative, assembly and light industrial skills. In addition to supplying personnel to perform general office tasks such as reception, copying and filing, the Company provides personnel who are proficient in word processing, graphics, spreadsheets or database management. In the light industrial area, Interim supplies personnel to perform light industrial tasks such as electronic and precision assembly, PC board assembly, packaging, shipping and receiving, warehousing, landscaping, construction and equipment operation. The Company also offers full-time placement of these skills.

    INTERIM ON-PREMISE. In 1992, the Company introduced a new staffing concept, Interim On-Premise, whereby a client delegates management of its staffing needs to the Company, allowing the client to focus on its core business activities. On-Premise has evolved to include managing a client's entire workforce, a significant portion of which may be permanent staff. To better serve its On-Premise clients, the Company has developed proprietary software that is designed to facilitate managing the productivity of personnel at the client's work site. On-Premise offices are predominantly Company-owned. Since the concept was introduced, revenues from On-Premise clients have grown to 30% of the Commercial Staffing Group's revenues for fiscal 1997.


    The Company has found that Interim On-Premise clients, who had typically utilized Commercial Staffing Services, are very receptive to other Interim services, particularly in the Professional Services area. On-Premise managers are well positioned to enhance established relationships with key people at client organizations and, as a result, introduce Professional Services. Conversely, Professional Services' employees often can identify instances where clients need additional staffing services and introduce Interim On-Premise. These clients have also sought to expand the Interim On-Premise service into their international operations. Management believes the Company's geographic and service breadth provide a strong competitive advantage in securing such broad-reaching assignments. Additionally, once in place, clients are reluctant to terminate their on-premise arrangements, having become dependent on Interim's knowledge, productivity and proprietary software.

OFFICE STRUCTURE


    Interim offices are Company-owned, franchised and licensed. Most offices serve multiple clients in their respective geographic area, with the exception of Interim On-Premise sites, which are established at the client's location to serve only that client. The Company believes that it can better leverage profitability through its branch locations. The Company originated as a franchise organization. Currently 83% of revenues are derived from Company owned operations and the Company does not intend to add additional franchises. The following table details the number of offices which are Company-owned, franchised and licensed as of the end of the periods listed.


                                                                                FISCAL YEAR ENDED
                                                                    -----------------------------------------
                                                                                    DECEMBER
NUMBER OF OFFICES                                                      1997           1996           1995
------------------------------------------------------------------     -----     ---------------     -----
BRANCH OFFICES
Commercial Staffing Group.........................................         218            191            159
Professional Services Group.......................................         181             92             79
HealthCare Division...............................................      --                113            104
                                                                           ---            ---            ---
    Total Branch Offices..........................................         399            396            342
                                                                           ---            ---            ---
FRANCHISED OFFICES
Commercial Staffing Group.........................................         136            131            123
Professional Group................................................           3              3              2
HealthCare Division...............................................      --                285            289
                                                                           ---            ---            ---
    Total Franchised Offices......................................         139            419            414
                                                                           ---            ---            ---
LICENSED OFFICES
Commercial Staffing Group.........................................         150            160            163
Professional Services Group.......................................          18             16             11
HealthCare Division...............................................      --                  7             10
                                                                           ---            ---            ---
    Total Licensed Offices........................................         168            183            184
                                                                           ---            ---            ---
TOTAL OFFICES
Commercial Staffing Group.........................................         504            482            445
Professional Services Group.......................................         202            111             92
HealthCare Division(1)............................................      --                405            403
                                                                           ---            ---            ---
    TOTAL OFFICES.................................................         706            998            940
                                                                           ---            ---            ---
Less HealthCare Division..........................................      --                405            403
                                                                           ---            ---            ---
      TOTAL EXCLUDING HEALTHCARE DIVISION.........................         706            593            537
                                                                           ---            ---            ---
                                                                           ---            ---            ---


------------------------


(1) The Company sold the HealthCare Division in September 1997.


COMPANY-OWNED OFFICES

    As of December 26, 1997, the Company operated 399 branch offices. Branch office expansion is generally pursued in markets where Interim has an established presence and is used to increase market penetration. Additional expansion is achieved by establishing On-Premise operations at client sites. The Company intends to continue to expand Company-owned branches in those locations where it can "cluster" multiple offices in close geographic proximity to utilize centralized regional and area management and other administrative functions, which leverages growth and increases profitability.

LICENSED OFFICES

    The Company grants licenses, which give the licensee the right to establish a business utilizing the Company's trade names, service marks, advertising materials, sales programs, operating procedures, manuals and forms within a designated territory. As of December 26, 1997, the Company's 71 licensees operated 168 licensed offices.

    Licensees are required to observe the Company's operating procedures and standards and act as a representative of the Company in recruiting, screening, classifying, employing and placing flexible staff in response to client orders. The licensee is responsible for establishing the office and paying related administrative and operating expenses, such as rent, utilities and salaries of full-time employees. The Company is responsible for paying the wages of the flexible staff and all related payroll taxes and insurance. As a result, the Company provides a substantial portion of the working capital needed for the licensed businesses.

    Sales by the licensed offices are included in the Company's revenues, and the direct costs of services are included in the Company's cost of services. The licensee receives a commission from the Company, which generally is equivalent to 75% of the licensed offices' gross profits. The licensee is required to participate in the Company's national advertising program and use the Company's billing, payroll and other data processing services for which a separate fee is paid to the Company.

FRANCHISED OFFICES

    The Company has been granting franchises for approximately 40 years. The average tenure of commercial franchise ownership exceeds 17 years, and a number of franchisees are second generation owners. Most franchisees operate more than one franchise. As of December 26, 1997, the Company's 19 franchisees operated 139 offices. The Company does not intend to add any franchisees.

    The Company grants franchisees the right to market and furnish commercial staffing services within a designated geographic area using the Company's trade names, service marks, advertising materials, sales programs, operating procedures, manuals and forms. The Company provides franchises with its national, regional and local advertising. Franchisees operate their businesses autonomously within the framework of the Company's policies and standards and recruit, employ and pay their own full-time and flexible staff. The Company receives royalty fees from each franchise based upon its sales, and in return supplies a variety of support and marketing services.

COMPETITION

    The staffing services industry is intensely competitive and highly fragmented, with few barriers to entry by potential competitors at the local level. The Company faces significant competition in the markets it serves and will continue to face significant competition in any geographic markets or industry sectors that it may enter. In each market in which the Company operates, it competes for both clients and qualified personnel with other firms offering staffing services. The majority of competitors are significantly smaller than the Company. However, certain of the Company's competitors have greater marketing and financial resources than the Company. Many clients use more than one staffing services company and it is common for a major client to use several staffing services companies at the same time.


    The Company's largest competitors are Manpower, Inc., Adecco S.A., Kelly Services, Inc., The Olsten Corporation, Norrell Corporation, Robert Half International and AccuStaff, Inc. The Company believes that it is one of the ten largest worldwide providers of staffing services and one of the five largest worldwide providers of Professional Services, based upon revenue.


    The Company believes that the primary competitive factors in obtaining and retaining clients are the breadth of services provided as clients seek out providers that can service all of their staffing needs. Additionally, other critical competitive factors include the number and location of offices, an understanding of clients' specific job requirements, the ability to provide personnel in a timely manner and the ability to monitor the quality of job performance. The primary competitive factors in obtaining qualified candidates for employment assignments are quality of available opportunities, wages, responsiveness to work schedules and number of hours of work available. The Company believes it has a competitive advantage over its competitors because it offers a wide range of services and broad availability of skills to its customers worldwide.

EMPLOYEES


    Interim employed more than 400,000 people in 1997, including the HealthCare Division which was sold in September 1997. The Company estimates that it assigned approximately 350,000 flexible personnel with its clients in 1997, of whom approximately 70,000 were assigned, on average, at any given time. The Company assigned approximately 25,000 people in permanent jobs. In addition, the Company employs approximately 4,000 staff employees full-time in its national and international operations.

                                   MANAGEMENT

    The following table sets forth the names, ages and position with the Company of its executive officers and key operating management employees.

NAME                                    AGE                           POSITION
----------------------------------      ---      --------------------------------------------------
Raymond Marcy.....................          47   Chairman, President and Chief Executive Officer
Robert E. Livonius................          49   Executive Vice President and Chief Operating
                                                 Officer
Roy G. Krause.....................          51   Executive Vice President and Chief Financial
                                                 Officer
John B. Smith.....................          58   Senior Vice President, Legal Counsel and Secretary
Robert Evans......................          54   Vice President and Chief Information Officer
Ken Kilburn.......................          44   Vice President and Chief Administrative Officer
Terry Benson......................          45   Chief Executive Officer -- Michael Page Group
Stuart N. Emanuel.................          54   President -- Interim Technology Consulting Group
Robert Miano......................          48   President -- Interim Technology Staffing Group
Gary Peck.........................          45   President -- Commercial Staffing Group

    RAYMOND MARCY has served as the Company's Chairman since August, 1997, as the Company's Chief Executive Officer since September 1991 and as the President and a director since November 1989, as well as the Chief Operating Officer from November 1989 until September 1991. Prior to joining the Company, Mr. Marcy served as Senior Vice President of Operations for Adia Services, Inc. ("Adia"), from 1980 through 1988. While retaining his position as Senior Vice President of Operations for Adia, from May 1988 until November 1989, Mr. Marcy was President and Chief Executive Officer of Nursefinders, Inc., the temporary nursing subsidiary of Adia.

    ROBERT E. LIVONIUS has served as the Company's Executive Vice President and Chief Operating Officer since February 1997, as Executive Vice President--Operations since August 1993, and as Vice President--HealthCare Division from August 1991 to August 1993. Prior to joining the Company, Mr. Livonius served as Vice President-Field Operations for a division of NYNEX Corporation from June 1986 through June 1991.

    ROY G. KRAUSE has served as the Company's Executive Vice President and Chief Financial Officer since October 1995. Prior to joining the Company, Mr. Krause served as Executive Vice President of HomeBank Federal Savings Bank and HomeBank Mortgage Corporation from November 1980 to September 1995.

    JOHN B. SMITH has served as the Company's Senior Vice President since January 1980 and as Legal Counsel and Secretary since January 1965. Mr. Smith also served as a director from January 1969 until May 1995.

    ROBERT EVANS has served as the Company's Vice President and Chief Information Officer since May 1996. Prior to joining the Company, Mr. Evans held several executive positions with AT&T, including Vice President -- Customer Care Strategy and Reengineering, Chief Technology Officer, Chief Information Officer and General Manager of the Consumer Interactive Services business unit.

    KEN KILBURN has served as the Company's Vice President of Business Integration and Chief Administrative Officer since January 1998. Before joining Interim in January 1989, Mr. Kilburn was Director of PC Options Manufacturing for Compaq Computer Corp. For nearly 15 years prior thereto, Mr. Kilburn held various executive management positions in purchasing and manufacturing operations with Digital Equipment Corp.

    TERRY BENSON has served as the Chief Executive Officer of Michael Page since 1989, and held various other positions with Michael Page for nearly ten years prior thereto.

    STUART N. EMANUEL has served as the Company's President--Interim Technology Consulting Group since May 1997. Prior to joining the Company, Mr. Emanuel held various executive positions with the Computer Power Group, which was acquired by the Company in December 1995, including Executive Vice President, Regional Vice President and Director of Sales.

    ROBERT MIANO has served as the Company's President -- Interim Technology Staffing Group since December 1997. From May 1996 until November 1997, Mr. Miano served as Executive Vice President -- Interim Technology Staffing Group. From 1992 until May 1996, Mr. Miano served as Vice President -- Operations.

    GARY PECK has served as the the Company's President -- Commercial Staffing Group since August 1997, as Vice President-Commercial Branch Operations from January 1995 to August 1997 and as Vice President -- Special Services from August 1991 to December 1994. Prior to joining the Company, Mr. Peck served as Senior Vice President for Talent Tree Services, Inc., from August 1998 to August 1991.

                             VALIDITY OF THE SHARES

    The validity of the shares offered hereby will be passed upon for the Company by Baker & McKenzie, Miami, Florida, and for the Underwriters by Sullivan & Cromwell, Washington, DC.

                                    EXPERTS

    The consolidated financial statements included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the Registration Statement and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 7th Floor, New York, New York 10048. Copies of such materials may be obtained from the web site that the Commission maintains at http://www.sec.gov. In addition, such material may also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, and the Pacific Stock Exchange, Incorporated, 301 Pine Street, San Francisco, California 94104.

    This Prospectus constitutes part of a Registration Statement filed by the Company with the Commission under the Securities Act. This Prospectus omits certain of the information contained in the Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the Common Stock. Statements contained herein concerning the provisions of any document are not necessarily completed and, in each instance, where a copy of such document has been filed as an exhibit to the Registration Statement or otherwise has been filed with the Commission, reference is made to the copy so filed. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed with the Commission (File No. 0-23198) pursuant to the Exchange Act are incorporated herein by reference:

        1.  Annual Report on Form 10-K for the fiscal year ended December 26,
    1997;


        2. Proxy Statement for the Annual Meeting of Stockholders held on May 7, 1998, as supplemented;



        3.  Quarterly Report on Form 10-Q for the quarter ended March 27, 1998;
    and



        4. All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering made hereby.


    The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents which are incorporated herein by reference, other than exhibits to such information (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to the Company, 2050 Spectrum Boulevard, Fort Lauderdale, FL 33309, Attention: Dierdre A. Skolfield, telephone: (954) 938-7600.

                            ------------------------

    Any statement contained in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified shall not be deemed to constitute a part of this Prospectus except as so modified, and any statement so superseded shall not be deemed to constitute part of this Prospectus.

                             INTERIM SERVICES INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                          PAGE
                                                                                          -----
Independent Auditors' Report.........................................................         F-2

Consolidated Statements of Earnings for the Years Ended December 26, 1997, December
  27, 1996 and December 29, 1995.....................................................         F-3

Consolidated Balance Sheets as of December 26, 1997 and December 27, 1996............         F-4

Consolidated Statements of Stockholders' Equity for the Years Ended December 26,
  1997, December 27, 1996 and December 29, 1995......................................         F-5

Consolidated Statements of Cash Flows for the Years Ended December 26, 1997, December
  27, 1996 and December 29, 1995.....................................................         F-6

Notes to Consolidated Financial Statements...........................................         F-7

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
of Interim Services Inc.
Fort Lauderdale, Florida

    We have audited the accompanying consolidated balance sheets of Interim Services Inc. and subsidiaries (the "Company") as of December 26, 1997 and December 27, 1996, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 26, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Interim Services Inc. and subsidiaries as of December 26, 1997 and December 27, 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 26, 1997, in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP
Fort Lauderdale, Florida
February 5, 1998

                             INTERIM SERVICES INC.
                      CONSOLIDATED STATEMENTS OF EARNINGS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                            DEC. 26,    DEC. 27,   DEC. 29,
                                                              1997        1996       1995
                                                           ----------  ----------  ---------
Revenues.................................................  $1,608,256  $1,147,151  $ 864,247
Cost of services.........................................   1,081,113     795,789    600,169
                                                           ----------  ----------  ---------
  Gross profit...........................................     527,143     351,362    264,078
                                                           ----------  ----------  ---------
Selling, general and administrative expenses.............     363,152     243,652    177,105
Licensee commissions.....................................      45,091      39,500     37,295
Amortization of intangibles..............................      18,492       8,802      6,884
Interest expense.........................................      24,269       5,696        990
Gain on sale of HealthCare business......................      (5,300)         --         --
Merger expense...........................................          --       8,600         --
                                                           ----------  ----------  ---------
                                                              445,704     306,250    222,274
                                                           ----------  ----------  ---------
  Earnings before taxes..................................      81,439      45,112     41,804
Income taxes.............................................      38,928      22,097     18,071
                                                           ----------  ----------  ---------
  Net earnings...........................................  $   42,511  $   23,015  $  23,733
                                                           ----------  ----------  ---------
                                                           ----------  ----------  ---------
Basic earnings per share.................................  $     1.08  $     0.71  $    0.77
                                                           ----------  ----------  ---------
                                                           ----------  ----------  ---------
Diluted earnings per share...............................  $     1.05  $     0.69  $    0.76
                                                           ----------  ----------  ---------
                                                           ----------  ----------  ---------
Basic weighted average shares outstanding................      39,305      32,450     30,804
                                                           ----------  ----------  ---------
                                                           ----------  ----------  ---------
Diluted weighted average shares outstanding..............      40,407      33,418     31,324
                                                           ----------  ----------  ---------
                                                           ----------  ----------  ---------

                See notes to Consolidated Financial Statements.

                             INTERIM SERVICES INC.

                          CONSOLIDATED BALANCE SHEETS

                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                        DEC. 26,   DEC. 27,
                                                                          1997       1996
                                                                       ----------  ---------
                                           ASSETS
Current Assets:
  Cash and cash equivalents..........................................  $   15,570  $  18,938
  Marketable securities..............................................          --      7,499
  Receivables, less allowance for doubtful accounts of $5,229 and
    $3,023...........................................................     230,947    186,732
  Insurance deposits.................................................      23,974     32,794
  Other current assets...............................................      37,610     18,301
                                                                       ----------  ---------
    Total current assets.............................................     308,101    264,264
Goodwill, net........................................................     475,656    173,638
Tradenames and other intangibles, net................................     219,472      1,109
Property and equipment, net..........................................      65,475     49,795
Other assets.........................................................      23,030     23,684
                                                                       ----------  ---------
                                                                       $1,091,734  $ 512,490
                                                                       ----------  ---------
                                                                       ----------  ---------

                            LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Current portion of long-term debt..................................  $   33,827  $      --
  Accounts payable and other accrued expenses........................      86,489     27,092
  Accrued salaries, wages, and payroll taxes.........................      65,256     40,948
  Accrued self-insurance losses......................................      28,466     26,782
  Accrued income taxes...............................................      20,853        159
                                                                       ----------  ---------
    Total current liabilities........................................     234,891     94,981
Long-Term Debt.......................................................     379,197         --
Deferred Tax Liability...............................................       4,054      2,798
Commitments and Contingencies
Stockholders' Equity:
  Preferred stock, par value $.01 per share; authorized 2,500,000
    shares; none issued or outstanding...............................          --         --
  Common stock, par value $.01 per share; authorized 50,000,000 shares; issued and outstanding 39,745,761 and 38,953,368
    shares...........................................................         397        390
  Additional paid-in capital.........................................     260,067    251,041
  Treasury stock.....................................................          --       (460)
  Retained earnings..................................................     206,461    163,950
  Cumulative translation adjustment..................................       6,667       (210)
                                                                       ----------  ---------
    Total stockholders' equity.......................................     473,592    414,711
                                                                       ----------  ---------
                                                                       $1,091,734  $ 512,490
                                                                       ----------  ---------
                                                                       ----------  ---------

                See notes to Consolidated Financial Statements.

                             INTERIM SERVICES INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                   (AMOUNTS IN THOUSANDS EXCEPT SHARE DATA )

                                                                       UNREALIZED
                                          ADDITIONAL                 GAIN (LOSS) ON                  CUMULATIVE
                              COMMON        PAID-IN     TREASURY       MARKETABLE       RETAINED     TRANSLATION
                               STOCK        CAPITAL       STOCK        SECURITIES       EARNINGS     ADJUSTMENT      TOTAL
                           -------------  -----------  -----------  -----------------  -----------  -------------  ---------
Balance as of
  December 30, 1994......    $     308     $  85,915    $      --       $     (72)      $ 118,883     $    (135)   $ 204,899
Net earnings.............           --            --           --              --          23,733            --       23,733
Transactions of pooled
  Company................           --        (1,349)          --              98          (1,308)           --       (2,559)
Change in foreign
  currency translation
  adjustment.............           --            --           --              --              --          (185)        (185)
Proceeds from exercise of
  employee stock
  options................           --           401           --              --              --            --          401
                                 -----    -----------  -----------          -----      -----------  -------------  ---------
Balance as of
  December 29, 1995......          308        84,967           --              26         141,308          (320)     226,289
Net earnings.............           --            --           --              --          23,015            --       23,015
Transactions of pooled
  Company................           --           271           --              --            (373)           --         (102)
Change in foreign
  currency translation
  adjustment.............           --            --           --              --              --           110          110
Proceeds from exercise of
  employee stock option..            2         3,116           --              --              --            --        3,118
Sale of 7,900,000 shares
  of common stock in a
  public offering, net...           80       162,595           --              --              --            --      162,675
Repurchase of 26,356
  shares.................           --            --         (460)             --              --            --         (460)
Other....................           --            92           --             (26)             --            --           66
                                 -----    -----------  -----------          -----      -----------  -------------  ---------
Balance as of
  December 27, 1996......          390       251,041         (460)             --         163,950          (210)     414,711
Net earnings.............           --            --           --              --          42,511            --       42,511
Change in foreign
  currency translation
  adjustment.............           --            --           --              --              --         6,877        6,877
Proceeds from exercise of
  employee stock options,
  including tax
  benefit................            7         8,744          460              --              --            --        9,211
Other....................           --           282           --              --              --            --          282
                                 -----    -----------  -----------          -----      -----------  -------------  ---------
Balance as of
  December 26, 1997......    $     397     $ 260,067    $      --       $      --       $ 206,461     $   6,667    $ 473,592
                                 -----    -----------  -----------          -----      -----------  -------------  ---------
                                 -----    -----------  -----------          -----      -----------  -------------  ---------

                See notes to Consolidated Financial Statements.

                             INTERIM SERVICES INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (AMOUNTS IN THOUSANDS)

                                                            DEC. 26,   DEC. 27,   DEC. 29,
                                                              1997       1996       1995
                                                            ---------  ---------  ---------
Cash Flows from Operating Activities:
  Net Earnings............................................  $  42,511  $  23,015  $  23,733
  Adjustments to reconcile net earnings to net cash from
    operating activities:
      Depreciation and amortization.......................     34,874     18,911     14,556
      Deferred income tax (benefit) expense...............     (5,654)       687        (74)
      Gain on sale of HealthCare business.................     (5,300)        --         --
      Changes in assets and liabilities, net of effects of
        acquisitions:
        Receivables.......................................    (48,288)   (40,724)   (27,458)
        Other assets......................................    (12,615)   (18,253)   (17,999)
        Accounts payable and accrued liabilities..........     50,772      8,828     14,030
        Other.............................................      1,457      1,437       (226)
                                                            ---------  ---------  ---------
          Net Cash (Used in) Provided by Operating
          Activities......................................     57,757     (6,099)     6,562
                                                            ---------  ---------  ---------

Cash Flows from Investing Activities:
  Acquisitions, net of cash acquired......................   (570,356)   (11,964)   (98,955)
  Proceeds from the sale of HealthCare business, net......    113,109         --         --
  Capital expenditures....................................    (24,913)   (32,982)   (11,303)
  Net proceeds from sale (purchase) of marketable
    securities............................................      7,499     15,631     (5,174)
                                                            ---------  ---------  ---------
          Net Cash Used in Investing Activities...........   (474,661)   (29,315)  (115,432)
                                                            ---------  ---------  ---------

Cash Flows from Financing Activities:
  Debt proceeds...........................................    509,019         --    108,218
  Debt repayments.........................................   (101,911)  (114,727)        --
  Proceeds from stock offering............................         --    163,114         --
  Other...................................................      6,428      1,940     (2,195)
                                                            ---------  ---------  ---------
          Net Cash Provided by Financing Activities.......    413,536     50,327    106,023
                                                            ---------  ---------  ---------

Increase (decrease) in cash and cash equivalents..........     (3,368)    14,913     (2,847)
Cash and cash equivalents, beginning of period............     18,938      4,025      6,872
                                                            ---------  ---------  ---------
Cash and cash equivalents, end of period..................  $  15,570  $  18,938  $   4,025
                                                            ---------  ---------  ---------
                                                            ---------  ---------  ---------

Supplement Cash Flow Information:
  Income taxes paid.......................................  $  37,917  $  21,602  $  17,570
                                                            ---------  ---------  ---------
                                                            ---------  ---------  ---------

  Interest paid...........................................  $  21,316  $   6,546  $   1,452
                                                            ---------  ---------  ---------
                                                            ---------  ---------  ---------

                See notes to Consolidated Financial Statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BUSINESS. Interim Services Inc. (the "Company" or "Interim") is a world leader in staffing, consulting and career management services, including flexible staffing, full-time placement, executive search, human resources consulting, workforce management and outplacement. The Company offers a wide range of skills including information technology, legal, accounting and finance, human resources, technical, clerical, administrative and light industrial. The Company operates through a network of offices throughout the United States, Australia, Canada, France, Germany, Hong Kong, Italy, New Zealand, Spain, Singapore, The Netherlands and the United Kingdom.

    PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated.

    USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates.

    FISCAL YEAR. The Company's fiscal year is comprised of 52 or 53 weeks, ending on the last Friday in December. The fiscal years ended December 26, 1997, December 27, 1996 and December 29, 1995 were all 52 weeks.

    CASH AND CASH EQUIVALENTS. The Company considers all highly liquid investments with original maturities of 90 days or less at the time of purchase to be cash equivalents. Cash equivalents are carried at cost which approximates fair value.

    MARKETABLE SECURITIES. Marketable securities are comprised of readily marketable debt securities with remaining maturities of more than 90 days at the time of purchase. The Company has classified its investment portfolio as trading securities and the carrying value of such securities has been adjusted to fair market value, which was not materially different from cost.

    ALLOWANCE FOR DOUBTFUL ACCOUNTS. The Company carries accounts receivable at the amount it estimates to be collectible. Accordingly, the Company provides allowances for accounts receivable it estimates to be uncollectible based on management's best estimates. Recoveries are recognized in the period they are received. The ultimate amount of accounts receivable that become uncollectible could differ from those estimated.

    INTANGIBLE ASSETS. Intangible assets consist principally of goodwill and tradenames and are being amortized on a straight-line basis over periods of approximately 38 years. The Company evaluates the recoverability of intangible assets, as well as amortization periods, to determine whether an adjustment to carrying values or a revision to estimated useful lives is appropriate. Recoverability is determined through evaluation of anticipated cash flows on an undiscounted basis. If the estimated future cash flows are projected to be less than the carrying value, an impairment write-down would be recorded.

    PROPERTY AND EQUIPMENT. Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are

                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

amortized over the shorter of their estimated useful life or the lease term using the straight-line method. Maintenance and repairs which do not improve or extend the life of an asset are expensed as incurred.

    ACCRUED SELF-INSURANCE LOSSES. The Company retains a portion of the risk under its workers' compensation, general liability and professional liability insurance programs. Reserves have been recorded which reflect the discounted estimated liabilities including claims incurred but not reported. Losses have been discounted at approximately 5.8% and 6.2% at December 26, 1997 and December 27, 1996, respectively. Such liabilities are necessarily based on estimates and, while management believes that the amount is adequate, there can be no assurance that changes to management's estimates may not occur due to limitations inherent in the estimation process. Changes in the estimates of these accruals are charged or credited to income in the period determined. The Company funds portions of its retained risks through deposits with insurance carriers and others. These deposits are reflected as insurance deposits on the accompanying Consolidated Balance Sheets and reflect the estimated fair market value of such amounts.

    FOREIGN CURRENCY TRANSLATION. The Company's foreign operations use the local currency as their functional currency. Assets and liabilities of these operations are translated at the exchange rates in effect on the balance sheet date. Income statement items are translated at the average exchange rates for the year. The impact of currency fluctuation is included in stockholders' equity as a translation adjustment.

    REVENUE RECOGNITION. The Company generates revenues from sales of services by its own branch and licensed operations and from royalties earned on sales of services by its franchise operations. Franchise royalties, which are included in revenues, were $23,091, $27,009 and $24,316 for the years ended December 26, 1997, December 27, 1996 and December 29, 1995, respectively. Revenues and the related labor costs and payroll taxes are recorded in the period in which temporary staffing services are performed. Revenues on placements are recognized when services provided are substantially completed. Allowances are established to estimate losses due to placed candidates not remaining employed for the Company's guarantee period.

    The Company utilizes two forms of franchising agreements. Under the first form, the Company records franchise royalties, based upon the contractual percentage of franchise sales, in the period in which the franchise provides the service. Under the second form (termed "licensee" by the Company), revenues generated by the licensee and related direct costs are included as part of the Company's revenues and cost of services, respectively. The net distribution paid to the licensee is based upon a percentage of the gross profit generated, and is captioned "licensee commissions" in the Consolidated Statements of Earnings.

    INCOME TAXES. The Company accounts for income taxes under an asset and liability approach, which requires the recognition of deferred tax assets and liabilities for expected future tax consequences of temporary differences between tax bases and financial reporting bases of assets and liabilities. The Company's policy is to not provide deferred taxes on temporary differences related to investment in foreign subsidiaries as they are considered permanent in duration. These differences, primarily undistributed foreign earnings, were not material at December 26, 1997.

    EARNINGS PER SHARE. Basic earnings per share is computed by dividing the Company's net income by the weighted average number of shares outstanding during the period.

    Diluted earnings per share is computed by dividing the Company's net income by the weighted average number of shares outstanding and the dilutive impact of common stock equivalents, primarily

                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

stock options. The dilutive impact of common stock equivalents is determined by applying the treasury stock method.

    On August 7, 1997, the Company announced a two-for-one stock split in the form of a 100% stock dividend, to stockholders of record as of the close of business on August 18, 1997, payable on September 5, 1997. All shares outstanding and per share amounts have been restated to reflect the stock split.

    DERIVATIVE FINANCIAL INSTRUMENTS. The Company enters into interest rate swap agreements and foreign exchange forward contracts as part of the management of its interest rate and foreign currency exchange rate exposures; it has no derivative financial instruments held for trading purposes and none of the instruments are leveraged. All financial instruments are put into place to hedge specific exposures. Amounts to be paid or received under swap agreements are recognized over the terms of the agreements as adjustments to interest expense. Amounts receivable or payable under the agreements are included in receivables or accrued expenses in the accompanying Consolidated Balance Sheets. Gains and losses on foreign currency forward contracts offset gains and losses resulting from the underlying transactions. Gains and losses on contracts that hedge specific foreign currency commitments are deferred and recorded in net income in the period in which underlying transaction is recorded.

    STOCK BASED COMPENSATION. The Company has chosen to account for stock-based compensation to employees using the intrinsic value method as prescribed by Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, compensation cost for stock options issued to employees is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay for the stock. Compensation cost related to restricted stock granted as part of bonus compensation is recognized in the period the bonus is earned and measured using the quoted market price on the effective grant date. Compensation cost related to stock options of non-employees is recorded at fair value (in accordance with SFAS No. 123).

    NEW ACCOUNTING PRONOUNCEMENTS. In June 1997, Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," was issued. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The Company will adopt this standard in 1998.

    In June 1997, SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," was issued. SFAS No. 131 establishes standards for the way that public companies report selected information about operating segments in annual financial statements and require that those companies report selected information about segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers and supercedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS No. 131 is effective for financial statements for periods beginning after December 15, 1997. The Company has historically reported its information under one segment. This standard will require the Company to report financial information consistent with how the business is managed. The

                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

Company manages its business primarily by skills provided, and thus expects this will determine its segments to comply with the new standard. The Company will adopt this standard in 1998.

ACQUISITIONS AND DISPOSITION

    ACQUISITIONS

    MICHAEL PAGE GROUP, PLC. On April 18, 1997, the Company completed the purchase of the outstanding shares of Michael Page Group, PLC ("Michael Page"), a public company in the United Kingdom, for $577,575. Michael Page provides staffing and placement services primarily in the fields of finance and accounting with 51 offices in 11 countries. This acquisition was accounted for under the purchase method of accounting. Accordingly, the operations of Michael Page are included in the Consolidated Statement of Earnings from the date of acquisition. The excess of the purchase price over the fair value of the net tangible assets acquired was $512,469. This amount has been allocated to trade names and goodwill based upon an independent valuation performed to assist management in this allocation. Both intangible assets are being amortized over 40 years.

    BRANDON SYSTEMS CORPORATION. On May 23, 1996, the Company completed its merger with Brandon Systems Corporation ("Brandon"), an information technology staffing company. The Company issued 7,745,380 shares of its common stock in exchange for 100% of the outstanding shares of Brandon common stock. In addition, Brandon stock options outstanding at the effective time of the merger were converted into options to purchase an aggregate of 415,184 additional Interim common shares. The merger has been accounted for as a pooling-of-interests for accounting and financial reporting purposes. Accordingly, the historical financial statements for the periods prior to the merger are restated as though the companies had been combined. All fees and expenses related to the merger and the consolidation and restructuring of the combined companies have been expensed. Such fees and expenses were $8,600.

    Revenues of Brandon from periods prior to the merger are included in the accompanying income statements and were $22,311 for the quarter ended March 29, 1996 and $83,361 for the year ended December 29, 1995. Net earnings and earnings per share related to Brandon were $1,244 and $0.04, respectively, for the quarter ended March 29, 1996 and $6,206 and $0.20, respectively, for the year ended December 29, 1995.

    COMPUTER POWER GROUP. Effective December 1, 1995, the Company acquired the U.S. and U.K. based assets of Computer Power Group ("CPG"), a subsidiary of Australia-based Computer Power Group, Ltd., for $71,000 in cash. CPG provides staffing and consulting services in a variety of information technology disciplines. This acquisition was accounted for under the purchase method of accounting. Accordingly, the operations of CPG are included in the Consolidated Statements of Earnings from the date of acquisition. The excess of the purchase price over the fair value of the net tangible assets acquired (goodwill) was $56,618 and is being amortized over 40 years.

    OTHER ACQUISITIONS. During 1997, 1996 and 1995 the Company made certain other acquisitions that were accounted for under the purchase method of accounting. Their operations are included in the Consolidated Statements of Earnings from the date of acquisition.

                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

    The fair value of assets acquired and liabilities assumed (excluding cash acquired) in connection with the acquisitions follows.

                                                                                    DEC. 26,    DEC. 27,     DEC. 29,
                                                                                      1997        1996         1995
                                                                                    ---------  -----------  -----------
Working capital (deficit).........................................................  $  (8,456)  $     615    $   9,620
Goodwill and Tradenames...........................................................    563,802      12,016       86,715
Other net assets..................................................................     15,327        (667)       3,029
Debt assumed......................................................................       (317)         --         (409)
                                                                                    ---------  -----------  -----------
Net assets acquired...............................................................  $ 570,356   $  11,964    $  98,955
                                                                                    ---------  -----------  -----------
                                                                                    ---------  -----------  -----------

DISPOSITION

    HEALTHCARE DIVISION. On September 26, 1997, the Company completed the sale of its HealthCare business to Cornerstone Equity Investors IV, L.P. ("Buyer"). The Company received $118,590 in cash at closing ($113,109 net of transaction related cash costs), with the remainder of the $134,000 purchase price to be paid upon approval of the ownership transfer of Interim HealthCare of New York Inc. to the Buyer by New York State regulators. Accordingly, recognition of the remaining portion of the gain on sale has been postponed pending this final approval. The pre-tax gain on sale recognized in 1997 was $5,300 with taxes on the gain of $5,272. Revenues, prior to the sale, related to the HealthCare business were $189,589, $231,268, $207,242 for the years ended December 26, 1997, December 27, 1996, and December 29, 1995, respectively.

    Pursuant to the terms of the sales agreement and subject to certain restrictions, the Company gave the Buyer a royalty-free license to use the "Interim" trademark and trade names for an initial period of five years. After that time, a license fee will be charged. Under a transitional service agreement, the Company will continue to provide various services to the Buyer including access to and use of information systems. These services will be provided at rates included in the agreement which approximate the costs the Company will incur. This service agreement is for two years with an option to request an additional year. The Company has provided indemnification to the Buyer on various pending issues with respect to the HealthCare business including certain medicare reimbursement issues and the collectibility of loans related to the businesses' physical therapy student loan program. The Company does not expect that the outcome of these matters will have a material effect on the Company's financial position or results of operation.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

    The following unaudited Pro Forma Condensed Consolidated Statement of Earnings of the Company for the year ended December 26, 1997 is based on historical financial statements of the Company and has been adjusted to reflect the sale of the Company's HealthCare business, the acquisition of Michael Page and other acquisitions made since the beginning of the year, as if such acquisitions and disposition had occurred at the beginning of the year.

                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF EARNINGS
                      FOR THE YEAR ENDED DECEMBER 26, 1997

                                                                                                            PRO FORMA
                                                 PROFORMA                    ACQUISITIONS                     AFTER
                                                EFFECT OF     -------------------------------------------  DISPOSITION
                                  HISTORICAL    HEALTHCARE      MICHAEL         OTHER         PRO FORMA        AND
                                   INTERIM    DISPOSITION(A)    PAGE(E)    ACQUISITIONS(E)   ADJUSTMENTS   ACQUISITIONS
                                  ----------  --------------  -----------  ---------------  -------------  ------------
Revenues........................  $1,608,256    $ (189,589)    $  76,253      $  25,200       $    (138)(f)  $1,519,982
Cost of services................   1,081,113      (113,050)       38,213         15,717            (138)(f)   1,021,855
                                  ----------  --------------  -----------  ---------------  -------------  ------------
  Gross Profit..................     527,143       (76,539)       38,040          9,483              --        498,127
                                  ----------  --------------  -----------  ---------------  -------------  ------------
Selling, general & admin.
  exp...........................     363,152       (61,094)       25,073          6,764             536(g)     334,431
Licensee commissions............      45,091          (597)           --             --            (536)(g)      43,958
Amortization of intangibles.....      18,492        (1,812)           --             --           3,948(h)      20,628
Interest expense................      24,269        (5,288)(b)       (964)           --          13,455(i)      31,472
Gain on sale of HealthCare
  Business......................      (5,300)        5,300(c)         --             --              --             --
Merger expense..................          --            --         5,064             --          (5,064)(j)          --
                                  ----------  --------------  -----------  ---------------  -------------  ------------
                                     445,704       (63,491)       29,173          6,764          12,339        430,489
                                  ----------  --------------  -----------  ---------------  -------------  ------------
  Earnings before taxes.........      81,439       (13,048)        8,867          2,719         (12,339)        67,638
Income taxes....................      38,928        (8,793)(d)      4,593            --          (3,473)(k)      31,255
                                  ----------  --------------  -----------  ---------------  -------------  ------------
Net earnings....................  $   42,511    $   (4,255)    $   4,274      $   2,719       $  (8,866)    $   36,383
                                  ----------  --------------  -----------  ---------------  -------------  ------------
                                  ----------  --------------  -----------  ---------------  -------------  ------------
Diluted earnings per share......  $     1.05                                                                $     0.90
                                  ----------                                                               ------------
                                  ----------                                                               ------------
Diluted weighted average shares
  outstanding...................      40,407                                                                    40,407
                                  ----------                                                               ------------
                                  ----------                                                               ------------

------------------------

NOTES TO PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF EARNINGS

(a) To eliminate the results of operations of the HealthCare business. A portion of the eliminated selling, general and administrative costs reflect corporate expenses that have been allocated to the HealthCare business or that will be eliminated. These corporate expenses reflect management's best estimate of the costs no longer expected to be incurred by Interim subsequent to the disposition of the HealthCare business.

(b) To reduce interest expense due to the reduction of debt from cash flows generated from the sale of the HealthCare business.

(c) To eliminate gain on the sale of the HealthCare business.

(d) To reflect the aggregate tax benefit of eliminating the HealthCare business, taxes on the gain and reducing borrowings.

(e) Reflects the historical financial statements of the acquired companies. Michael Page's financial statements have been adjusted for differences between U.S. and U.K. Generally Accepted Accounting Principles. Michael Page's statement of income has been translated into U.S. dollars using average exchange rates for the period.

(f)  To eliminate royalties as a result of the repurchase of Interim franchises.

(g) To eliminate licensee commissions as a result of the repurchase of several Interim license operations.

                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

(h) To reflect amortization of goodwill and other intangibles generated by the acquisitions on a straight-line basis over a weighted average life of 40 years.

(i) To reflect the pro forma effect of interest on the additional borrowings used to fund the acquisitions. Interest on the credit facilities is computed at LIBOR plus 85 basis points.

(j) To eliminate one-time costs incurred by Michael Page related to it being acquired by the Company.

(k) To reflect the aggregate tax benefit of pro forma acquisition adjustments.

    For the year ended December 27, 1996 revenues, net earnings and diluted earnings per share would have been $1,201,548, $11,500 and $0.34, respectively, had these acquisitions and the disposition of the HealthCare business occurred at the beginning of the period.

INTANGIBLE ASSETS

    A summary of intangible assets is as follows:

                                      WEIGHTED                           WEIGHTED
                                    AVERAGE LIFE                       AVERAGE LIFE
                                     (IN YEARS)      DEC. 26, 1997      (IN YEARS)      DEC. 27, 1996
                                  -----------------  --------------  -----------------  --------------
Goodwill........................             37        $  516,058               29        $  214,416
Less accumulated amortization...                          (40,402)                           (40,778)
                                                     --------------                     --------------
Goodwill, net...................                       $  475,656                         $  173,638
                                                     --------------                     --------------
                                                     --------------                     --------------

Tradenames......................             40        $  223,216                5        $      394
Other intangibles...............              5             3,098                5             4,561
                                             --                                 --
                                                     --------------                     --------------
                                             38           226,314               29             4,955
Less accumulated amortization...                           (6,842)                            (3,846)
                                                     --------------                     --------------
Tradenames and other
  intangibles, Net..............                       $  219,472                         $    1,109
                                                     --------------                     --------------
                                                     --------------                     --------------

    Amortization of intangible assets is as follows:

                                                                DEC. 26,     DEC. 27,     DEC. 29,
                                                                  1997         1996         1995
                                                               -----------  -----------  -----------
Goodwill.....................................................   $  14,193    $   8,241    $   6,021
Tradenames...................................................       3,877            1           --
Other intangibles............................................         422          560          863
                                                               -----------  -----------  -----------
                                                                $  18,492    $   8,802    $   6,884
                                                               -----------  -----------  -----------
                                                               -----------  -----------  -----------

                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

PROPERTY AND EQUIPMENT

    A summary of property and equipment follows:

                                                                LIFE      DEC. 26,   DEC. 27,
                                                             (IN YEARS)     1997       1996
                                                             -----------  ---------  ---------
Land.......................................................          --   $   4,167  $   4,167
Buildings..................................................      10--40      14,331     11,394
Equipment..................................................        3--8      82,871     60,453
Software...................................................        3--5      15,060     14,270
Leasehold improvements and other...........................        3--5       7,653      2,419
                                                                          ---------  ---------
                                                                            124,082     92,703
Less accumulated depreciation and amortization.............                 (58,607)   (42,908)
                                                                          ---------  ---------
                                                                          $  65,475  $  49,795
                                                                          ---------  ---------

    Depreciation and amortization of property and equipment for the years ended December 26, 1997, December 27, 1996 and December 29, 1995 amounted to $16,382, $10,109, and $7,672, respectively.

LONG-TERM DEBT

    The Company's debt as of December 26, 1997 was comprised of the following:

U.S. dollar denominated term loan, due 1998 through 2003.........  $ 176,700
Revolving loan facility, due 2003--
  British pound sterling denominated borrowings..................    209,488
  U.S. dollar denominated borrowings.............................     10,000
Loan notes denominated in British Pound Sterling.................     16,836
                                                                   ---------
                                                                     413,024
Less current portion of long term debt...........................    (33,827)
                                                                   ---------
                                                                   ---------
                                                                   $ 379,197
                                                                   ---------
                                                                   ---------

    The Company has available $535,908 under a multi-currency syndicated credit agreement entered into as of May 1, 1997 and amended as of June 2, 1997 ("Credit Facility"). This agreement provides both a U.S. dollar denominated term loan and a multi-currency revolving loan facility. Borrowings under this facility are unsecured. Interest rates on amounts outstanding under the term loan and revolving loan are based on LIBOR plus a variable margin. The facility contains customary covenants, which include the maintenance of certain financial ratios including minimum net worth, restrictions on the incurrence of lines and additional indebtedness. The average interest rate for the year ending December 26, 1997 was 6.9%.

    The Company also has sterling denominated loan notes outstanding payable to certain former shareholders of Michael Page. Interest on these notes is based on six month sterling LIBOR less 1%. The Company expects the majority of these notes to be paid in 1998.

    In addition, the Company has established short-term, unsecured, uncommitted lines of credit with certain banks. These lines of credit are based on LIBOR and are available to fund the Company's short-term capital requirements.

                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

    Under these agreements, the Company had approximately $120.0 million available for future borrowings as of December 26, 1997.

    The maturities of long term debt outstanding at December 26, 1997, are summarized as follows: $33,827 in 1998, $23,787 in 1999, $33,981 in 2000,
$50,971 in 2001, $50,971 in 2002.

    The Company had various credit facilities in place prior to 1997 with variable interest rates. No debt was outstanding as of December 27, 1996 pursuant to these agreements.

INCOME TAXES

    The provision for income taxes is comprised of the following:

                                               DEC. 26, 1997   DEC. 27, 1996   DEC. 29, 1995
                                               --------------  --------------  --------------
Current tax expense:
  Federal....................................    $   23,220      $   17,062      $   14,509
  State and Local............................         6,055           4,110           3,636
  Foreign....................................        15,307             238              --
                                               --------------  --------------  --------------
                                                     44,582          21,410          18,145
                                               --------------  --------------  --------------
Deferred tax (benefit) expense:
  Federal....................................        (3,029)            538             (63)
  State and Local............................          (721)            149             (11)
  Foreign....................................        (1,904)             --              --
                                               --------------  --------------  --------------
                                                     (5,654)            687             (74)
                                               --------------  --------------  --------------
Total Provision for Income Taxes.............    $   38,928      $   22,097      $   18,071
                                               --------------  --------------  --------------
                                               --------------  --------------  --------------

    The following table reconciles the U.S. Federal income tax rate to the Company's effective tax rate:

                                                DEC. 26, 1997    DEC. 27, 1996    DEC. 29, 1995
                                               ---------------  ---------------  ---------------
Statutory Rate...............................        35.0%            35.0%            35.0%
Increase (decrease) in rate resulting from:
  State and local income taxes, net of
    federal benefit..........................         4.3              6.2              5.6
  Nondeductible amortization of
    intangibles..............................         5.9              3.6              3.9
  Sale of HealthCare business................         3.2                 --           --
  Merger expense.............................            --            4.7                 --
  Other, net.................................        (0.6)            (0.5)            (1.3)
                                                     ------           ------           ------
Effective Tax Rate...........................        47.8%            49.0%            43.2%
                                                     ------           ------           ------
                                                     ------           ------           ------

                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

    Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                DEC. 26, 1997    DEC. 27, 1996
                                               ---------------  ---------------
Current deferred tax assets:
  Employee benefits and self-insurance.......     $   9,529        $   2,935
  Receivables allowances.....................         1,354            1,114
  Other......................................            26              128
                                                    -------          -------
                                                     10,909            4,177
                                                    -------          -------
Noncurrent deferred tax assets (liabilities):
  Fixed assets...............................        (1,123)          (1,688)
  Intangible assets..........................        (2,947)          (1,075)
  Other......................................            16              (35)
                                                    -------          -------
                                                     (4,054)          (2,798)
                                                    -------          -------
Net deferred tax assets......................     $   6,855        $   1,379
                                                    -------          -------
                                                    -------          -------

EMPLOYEE BENEFIT PLANS

    The Company has various savings plans covering substantially all eligible employees. Company contributions to the plans are based on employee contributions, the level of the Company match and the attainment of certain financial objectives. During 1997, plans maintained by three of the Company's business units were merged into one. Contributions by the Company under these plans amounted to $2,402, $393 and $666 for the years ended December 26, 1997, December 27, 1996 and December 29, 1995, respectively.

    During 1995, the Company started a deferred compensation plan for certain employees who are not eligible to participate in the Company's 401(k) savings plan. This plan was extended to a larger group in 1997. The plan allows eligible employees to defer receipt of a portion of their compensation. The Company matches and accrues certain amounts deferred pursuant to this plan based upon the same criteria as the 401(k) plan. The deferred compensation, along with the Company matching amounts and accumulated investment earnings, is accrued. Such accrual amounted to $5,507, $1,821 and $710 at December 26, 1997, December 27, 1996 and December 29, 1995, respectively.

    Effective July 1997, the Company adopted a new Employee Stock Purchase Plan
(ESPP) to provide substantially all employees who have been employed for at least 12 months an opportunity to purchase shares of its common stock at a discount of 15%. The aggregate amount an employee may purchase is limited to a maximum of 15% of an employee's compensation up to $25,000 of stock. There were 9,294 shares issued in 1997 under this plan. A total of 590,706 shares are available as of December 26, 1997 for purchase under the plan which expires on July 1, 2002.

STOCK-BASED COMPENSATION PLANS

    The Company has three primary option stock plans, the 1997 Long-Term Executive Compensation and Outside Directors Stock Option Plan, the 1997 Stock Option Plan for employees of Michael Page Group PLC and the 1994 Stock Option Plan for Franchisees, Licensees and Agents. The 1997 stock option plan for employees of Michael Page was adopted solely to grant options to employees of Michael Page to induce them to continue employment after the Michael Page acquisition. Under the other two plans, options may be granted to outside directors, selected employees of the Company and

                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

its subsidiaries, franchisees, licensees and agents to purchase the Company's Common Stock for periods not to exceed ten years at a price that is not less than 100 percent of fair market value on the date of grant. Options granted under all plans are exercisable cumulatively 20% to 100% each year beginning one-year after the initial date of grant. At December 26, 1997 and December 27, 1996, the Company had 1,964,723 and 1,085,606 shares, respectively, reserved for future grants under these plans. In addition, the Company's Outside Directors Compensation Plan provides for the annual retainer to be paid in the form of the Company's Common Stock. At December 26, 1997 and December 27, 1996, 5,027 and 7,162 shares, respectively, were reserved for future grant under this Plan.

    As part of the Company's bonus plan, the Board of Directors has authorized 50,000 shares of Common Stock to be used for payment of a portion of the bonus payable to certain employees in the form of restricted shares of the Company's Common Stock. These shares vest ratably over a three-year period. At December 26, 1997 and December 27, 1996, the Company had 21,858 and 3,306 shares, respectively, reserved for future grant under this plan.

    Changes under these plans for 1997, 1996 and 1995 were as follows:

                                                        DEC. 26, 1997            DEC. 27, 1996            DEC. 29, 1995
                                                   -----------------------  -----------------------  -----------------------
                                                                WEIGHTED                 WEIGHTED                 WEIGHTED
                                                                 AVERAGE                  AVERAGE                  AVERAGE
                                                                EXERCISE                 EXERCISE                 EXERCISE
                                                     SHARES       PRICE       SHARES       PRICE       SHARES       PRICE
                                                   ----------  -----------  ----------  -----------  ----------  -----------
Outstanding at beginning of year.................   2,642,554   $   13.24    2,203,422   $   10.60    1,614,210   $    9.28
Granted..........................................   1,678,910       18.53      840,326       19.01      826,170       12.86
Exercised........................................    (866,241)      11.09     (281,692)       9.49      (94,806)       7.49
Forfeited........................................    (353,619)      16.85     (119,502)      14.25     (142,152)      10.89
                                                   ----------               ----------               ----------
Outstanding at end of year.......................   3,101,604   $   16.28    2,642,554   $   13.24    2,203,422   $   10.60
                                                   ----------               ----------               ----------
                                                   ----------               ----------               ----------
Options exercisable at year-end..................     908,495   $   13.01      927,968   $    9.83      650,046   $    7.78
                                                   ----------               ----------               ----------
                                                   ----------               ----------               ----------

    The following table summarizes information about fixed stock options outstanding at December 26, 1997:

                                                             OPTIONS OUTSTANDING                 OPTIONS EXERCISABLE
                                                  ------------------------------------------  -------------------------
                                                                   WEIGHTED
                                                                    AVERAGE       WEIGHTED                   WEIGHTED
                                                     NUMBER        REMAINING       AVERAGE       NUMBER       AVERAGE
                                                  OUTSTANDING     CONTRACTUAL     EXERCISE    EXERCISABLE    EXERCISE
RANGE OF EXERCISE PRICES                          AT 12/26/97        LIFE           PRICE     AT 12/26/97      PRICE
------------------------------------------------  ------------  ---------------  -----------  ------------  -----------
$   0-$ 9.99....................................       32,000           4.02      $    6.74        32,000    $    6.74
$10.00-$14.99...................................      952,534           6.64          11.45       639,862        11.21
$15.00-$19.99...................................    2,021,762           8.48          18.44       201,753        18.21
$20.00-$24.00...................................       95,308           8.75          22.00        34,880        21.89
                                                  ------------           ---     -----------  ------------  -----------
                                                    3,101,604           7.88      $   16.28       908,495    $   13.01
                                                  ------------           ---     -----------  ------------  -----------
                                                  ------------           ---     -----------  ------------  -----------

    The weighted average per share fair values of options granted under the Company's stock option plans during 1997, 1996 and 1995 were $3.90, $4.03 and $2.76, respectively. Had the fair value of the grants under these plans been recognized as compensation expense over the vesting period of the awards, compensation cost would have been increased by $2,896 ($2,039 after tax, $0.05 per share), $2,136 ($1,524 after tax, $0.05 per share) and $890 ($632 after tax, $0.02 per share) in 1997, 1996 and 1995, respectively.

                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

    The fair value of options at grant date was estimated using the Black-Scholes multiple option model where each vesting increment is treated as a separate option with its own expected life and own fair value. The following weighted average assumptions were used:

                                                 DEC. 26, 1997      DEC. 27, 1996      DEC. 29, 1995
                                               -----------------  -----------------  -----------------
Expected life................................              2                  2                  2
Interest rate................................           5.99%              5.94%              5.98%
Volatility...................................          29.79%             30.30%             31.23%
Dividend Yield...............................             --                 --                 --

SHAREHOLDER RIGHTS PLAN

    On February 17, 1994, the Company's Board of Directors adopted a shareholder rights plan to protect shareholders in the event of an unsolicited attempt to acquire the Company which is not believed by the Board of Directors to be in the best interest of shareholders. Under the plan, a dividend of one right (a "Right") per share was declared and paid on each share of the Company's Common Stock outstanding on April 1, 1994. As to shares issued after such date, rights will automatically attach to them after their issuance.

    Under the plan, registered holders of each Right may purchase from the Company one one-hundredth of a share of a new class of the Company's Preferred Stock, $0.01 par value per share, at a price of $150.00, subject to adjustment, when the Rights become exercisable. The Rights become exercisable when a person or group of persons acquires 15% or more of the outstanding shares of the Company's Common Stock without the prior written approval of the Company's Board of Directors (an "Unapproved Stock Acquisition"), and after ten business days following the commencement of a tender offer that would result in an Unapproved Stock Acquisition. If a person or group of persons makes an Unapproved Stock Acquisition, the registered holder of each Right has the right to purchase, for the exercise price of the Right, a number of shares of the Company's Common Stock having a market value equal to twice the exercise price of the Right. Following an Unapproved Stock Acquisition, if the Company is involved in a merger, or 50% or more of the Company's assets or earning power are sold, the registered holder of each Right has the right to purchase, for the exercise price of the Right, a number of shares of the common stock of the acquiring company having a market value equal to twice the exercise price of the Right.

    After an Unapproved Stock Acquisition, but before any person or group of persons acquires 50% or more of the outstanding shares of the Company's Common Stock, the Board of Directors may exchange all or part of the then outstanding and exercisable Rights for Common Stock at an exchange ratio of one share of Common Stock per Right. Upon any such exchange, the right of any holder to exercise a Right terminates.

    The Company may redeem the Rights at a price of $0.01 per Right at any time prior to an Unapproved Stock Acquisition (and after such time in certain circumstances). The Rights expire on April 1, 2004, unless extended by the Board of Directors. Until a Right is exercised, the holder thereof, as such, has no rights as a stockholder of the Company, including the right to vote or to receive dividends. The issuance of the Rights alone has no dilutive effect and does not affect reported earnings per share.

FINANCIAL INSTRUMENTS AND FAIR VALUES

    The Company had entered into variable to fixed interest rate swap agreements in the notional amount of $100,000 as of December 26, 1997. These agreements have expiration dates between 2000

                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

and 2002. Under these agreements, the Company received an average variable rate of 5.8% and paid an average fixed rate of 6.2% during the twelve months ended December 26, 1997. The Company also has variable to variable interest rate swap agreements outstanding at December 26, 1997 with notional amounts of $225,693, which effectively convert interest from a LIBOR basis to a broader index and cap the Company's exposure to upward movement in rates at 8.5%. These agreements expire in 2002. Under these agreements, the Company received an average variable rate of 6.3% and paid an average variable rate of 5.4% during the twelve months ended December 26, 1997.

    Exposure to market risk on interest rate and foreign currency financial instruments results from fluctuations in interest and currency rates, respectively, during the periods in which the contracts are outstanding. The counterparties to the Company's interest rate swap agreements and currency exchange contracts consist of a diversified group of major financial institutions, each of which is rated investment grade A or better. The Company is exposed to credit risk to the extent of potential nonperformance by counterparties on financial instruments. Any potential credit exposure does not exceed the fair value as stated below; the Company believes the risk of incurring losses due to credit risk is remote.

    The cost to terminate the outstanding interest rate swaps as of December 26, 1997 was $5,054. Book value at December 26, 1997 was a $287 receivable. The fair values of all other financial instruments, including debt, approximate their book values.

COMMITMENTS AND CONTINGENCIES

    Substantially all of the Company's operations are conducted in leased premises. Total lease expense for the years ended December 26, 1997, December 27, 1996 and December 29, 1995 was $19,085, $11,543 and $7,187, respectively.
Future minimum lease payments under non-cancelable leases as of December 26, 1997 are $15,527, $14,593, $12,140, $9,594, $5,747 in 1998, 1999, 2000, 2001 and
2002, respectively.

    Additionally, the Company had outstanding irrevocable letters of credit of approximately $37.8 million (same as fair value). These letters of credit, which expire in 1998, collateralize the Company's obligation under certain workers' compensation insurance programs.

    The Company in the ordinary course of its business is threatened with or named as a defendant in various lawsuits. It is not possible to determine the ultimate disposition of these matters; however, management is of the opinion that the final resolution of any threatened or pending litigation is not likely to have a material adverse effect on the financial position or results of operations of the Company.

GEOGRAPHIC INFORMATION

    The Company operates within one industry segment, providing employment services in the United States, Puerto Rico, Canada, The Netherlands, United Kingdom, France, Germany, Italy, Spain, Hong Kong, Singapore, Australia and New Zealand. Prior to April 18, 1997, when the Company acquired Michael Page, the Company's global interest was almost entirely in North America. For purposes of this disclosure the Company has grouped its operations into these regions: North America, Europe, and Asia Pacific.

                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

    The table below provides information pertaining to the Company's operation by geographic area:

                                               DEC. 26, 1997   DEC. 27, 1996   DEC. 29, 1995
                                               --------------  --------------  --------------
Revenues:
  North America..............................   $  1,357,093    $  1,144,558     $  864,247
  Europe.....................................        214,930           2,593             --
  Asia Pacific...............................         36,233              --             --
                                               --------------  --------------  --------------
                                                $  1,608,256    $  1,147,151     $  864,247
                                               --------------  --------------  --------------
                                               --------------  --------------  --------------
Operating Profit:
  North America..............................   $     60,912    $     58,973     $   42,794
  Europe.....................................         34,963             435             --
  Asia Pacific...............................          4,533              --             --
                                               --------------  --------------  --------------
                                                     100,408          59,408         42,794
Interest Expense.............................         24,269           5,696            990
Gain on sale of HealthCare business/merger
  expenses...................................         (5,300)          8,600             --
                                               --------------  --------------  --------------
Earnings before income taxes.................   $     81,439    $     45,112     $   41,804
                                               --------------  --------------  --------------
                                               --------------  --------------  --------------
Identifiable Assets:
  North America..............................   $    465,367    $    512,490     $  424,489
  Europe.....................................        548,268              --             --
  Asia Pacific...............................         78,099              --             --
                                               --------------  --------------  --------------
                                                $  1,091,734    $    512,490     $  424,489
                                               --------------  --------------  --------------
                                               --------------  --------------  --------------

QUARTERLY FINANCIAL DATA (UNAUDITED-AMOUNT IN THOUSANDS, EXCEPT PER SHARE
  AMOUNTS)

    The following is a tabulation of the quarterly results of operations for the years ended December 26, 1997 and December 27, 1996.

                                                   1997 QUARTER ENDED
                           ------------------------------------------------------------------
                           DEC. 26, 1997   SEPT. 26, 1997(A)  JUNE 27, 1997   MARCH 28, 1997
                           --------------  -----------------  --------------  ---------------
Revenues.................    $  412,868        $ 455,770        $  422,833       $ 316,785
Gross profit.............       134,331          153,414           141,958          97,440
Earnings before taxes....        21,546           26,844            18,375          14,674
Income taxes.............         9,529           14,797             8,453           6,149
Net earnings (loss)......        12,017           12,047             9,922           8,525
Basic earnings (loss) per          0.30             0.31              0.25            0.22
  share..................
Diluted earnings (loss)            0.29             0.30              0.25            0.21
  per share..............
Share price:
High.....................        31.000           25.625            21.438          21.563
Low......................        23.625           21.750            17.563          17.125

                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

                                                   1996 QUARTER ENDED
                           ------------------------------------------------------------------
                           DEC. 27, 1996   SEPT. 27, 1996  JUNE 28, 1996(B)   MARCH 29, 1996
                           --------------  --------------  -----------------  ---------------
Revenues.................    $  306,527      $  294,711       $   281,188        $ 264,725
Gross profit.............        94,521          91,160            86,684           78,997
Earnings before taxes....        17,237          13,970             4,069            9,836
Income taxes.............         7,192           6,143             4,415            4,347
Net earnings (loss)......        10,045           7,827              (346)           5,489
Basic earnings (loss) per
  share..................          0.27            0.25             (0.01)            0.18
Diluted earnings (loss)
  per share..............          0.26            0.25             (0.01)            0.17

Share price:
High.....................        22.813          22.000            25.125           20.375
Low......................        17.000          18.250            17.375           17.125

------------------------

(a) Includes pretax gain on sale of HealthCare business of $5,300 and taxes of $5,272.

(b) Includes $8,600 pretax of Brandon merger expenses.

                                  UNDERWRITING


    Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Goldman, Sachs & Co., Robert W. Baird & Co. Incorporated, NationsBanc Montgomery Securities LLC and BT Alex. Brown Incorporated are acting as representatives, has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite its name below:



                                                                               NUMBER OF
                                                                               SHARES OF
                              UNDERWRITER                                     COMMON STOCK
------------------------------------------------------------------------  --------------------
Goldman, Sachs & Co. ...................................................
Robert W. Baird & Co. Incorporated......................................
NationsBanc Montgomery Securities LLC. .................................
BT Alex. Brown Incorporated.............................................

                                                                          --------------------
  Total.................................................................            7,000,000
                                                                          --------------------
                                                                          --------------------


    Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

    The Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such
price less a concession of $         per share. The Underwriters may allow, and
such dealers may reallow, a concession not in excess of $         per share to
certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

    The consummation of the Offering and the Notes Offering are not conditioned upon each other.


    The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 1,050,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 7,000,000 shares of Common Stock offered.



    The Company has agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 90 days after the date of the Prospectus, it will not offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to employee stock option plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding on the date of this Prospectus) which are substantially similar to the shares of the Common Stock or which are convertible or exchangeable into securities which are substantially similar to the shares of the Common Stock without the prior written consent of the representatives, except for (i) the shares of Common Stock offered in connection with the Offering, (ii) the Notes, (iii) the shares of

Common Stock issuable upon conversion of the Notes, (iv) 500,000 shares of Common Stock, or such securities that are convertible or exchangeable for 500,000 shares of Common Stock, issued in connection with any merger or acquisition announced after the date of this Prospectus, and (v) such additional shares of Common Stock, or such securities that are convertible or exchangeable for shares of Common Stock, in excess of 500,000 shares of Common Stock, in excess of 500,000 shares of Common Stock issued in connection with a merger or acquisition, provided that all the recipients of such shares of Common Stock or convertible or exchangeable securities agree in writing not to offer, sell, contract to sell or otherwise dispose of such shares of Common Stock or convertible or exchangeable securities until after the 90th day following the date of this Prospectus.



    In connection with the Offering and the Notes Offering, the Underwriters may purchase and sell the Common Stock and the Notes in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the Offering and the Notes Offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock or the Notes; and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock or Notes than they are required to purchase from the Company in the Offering or the Notes Offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the Common Stock or Notes sold in the Offering and the Notes Offering for their account may be reclaimed by the syndicate if such Common Stock or Notes are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock or the Notes, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.


    Each Underwriter has also agreed that (a) it has not offered or sold and prior to the date six months after the date of issue of the shares of Common Stock will not offer or sell any shares of Common Stock to persons in the U.K. except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their businesses or otherwise in circumstances which have not resulted and will not resulted in an offer to the public in the U.K. within the meaning of the Public Offers of Securities Regulations 1995, (b) it has complied, and will comply with, all applicable provisions of the Financial Services Act of 1986 of Great Britain with respect to anything done by it in relation to the shares of Common Stock in, from or otherwise involving the U.K., and (c) it has only issued or passed on and will only issue or pass on in the U.K. any document received by it in connection with the issuance of the shares of Common Stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995 of Great Britain or is a person to whom the document may otherwise lawfully be issued or passed on.

    An affiliate of NationsBanc Montgomery Securities LLC provides certain commercial banking services to the Company.


    The Company intends to use more than 10% of the net proceeds from the sale of the Common Stock to repay indebtedness owed by it to an affiliate of NationsBanc Montgomery Securities LLC. See "Use of Proceeds". Accordingly, the Offering is being made in compliance with the requirements of Rule 2710(c)(8) of the National Association of Securities Dealers, Inc.


    The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

    [INSIDE BACK COVER: WORLD MAP INDICATING OFFICE LOCATIONS FOR COMMERCIAL AND PROFESSIONAL SERVICES]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS


                                                   PAGE
                                                -----------
Prospectus Summary............................           3
Risk Factors..................................           9
Use of Proceeds...............................          12
Concurrent Notes Offering.....................          12
Price Range of Common Stock...................          13
Dividend Policy...............................          13
Capitalization................................          14
Selected Consolidated Financial and Operating
  Data........................................          15
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..................................          17
Business......................................          24
Management....................................          34
Validity of the Shares........................          36
Experts.......................................          36
Available Information.........................          36
Incorporation of Certain Documents by
  Reference...................................          36
Index to Consolidated Financial Statements....         F-1
Underwriting..................................         U-1


                                7,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

                             ---------------------

                                   PROSPECTUS

                             ---------------------


                              GOLDMAN, SACHS & CO.
                             ROBERT W. BAIRD & CO.
                                  Incorporated
                             NATIONSBANC MONTGOMERY
                                 SECURITIES LLC
                                 BT ALEX. BROWN
                      REPRESENTATIVES OF THE UNDERWRITERS


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the estimated expenses to be incurred by the Company in connection with the issuance and distribution of the Common Stock and Notes being registered.


Securities and Exchange Commission registration fee............  $   76,467
NASD filing fee................................................      30,000
Accounting fees and expenses...................................      37,500
Legal Fees and expenses........................................      80,000
Printing and Engraving expenses................................      75,000
Blue Sky fees and expenses.....................................       1,000
Transfer Agent and Registrar fees and expenses.................       3,000
Miscellaneous..................................................      97,033
                                                                 ----------
Total..........................................................  $  400,000
                                                                 ----------
                                                                 ----------



ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS


    The Company's Amended and Restated Certificate of Incorporation and By-laws provide that the Company shall indemnify its directors and officers and, upon certain conditions and in certain circumstances, may advance expenses, to the fullest extent permitted by the General Corporation Law of the State of Delaware (the "GCL"), except that they do not permit indemnification or eliminate liability for: (i) any breach of the duty of loyalty to the Company or its shareholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) an act or omission expressly described in Section 174 of the GCL; or (iv) any transaction from which the director derived an improper personal benefit. Generally, Section 145 of the GCL authorizes Delaware corporations, under certain circumstances, to indemnify their officers and directors against all expenses and liabilities (including attorneys' fees) incurred by them as a result of any suit brought against them in their capacity as a director or an officer, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A director or officer may also be indemnified against expenses incurred in connection with a suit by or in the right of the corporation if such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made without court approval if such person was adjudged liable to the corporation. The foregoing provisions may reduce the likelihood of derivative litigation against directors, officers and employees of the Company and may discourage or deter shareholders or management from bringing a lawsuit against directors and officers for breaches of their fiduciary duties, even though such an action, if successful, might otherwise have benefited the Company and its shareholders.

    Additionally, the Underwriting Agreement provides that the Underwriter shall indemnify each director of the Company, each officer of the Company who signed this Registration Statement, and each person who controls the Company for certain liabilities, including certain liabilities under the Securities Act of 1933, as amended.

ITEM 16. EXHIBITS

    (a) Exhibits


  EXHIBIT
  NUMBER                                        EXHIBIT NAME
-----------  ----------------------------------------------------------------------------------
       1.1   Form of Underwriting Agreement (2).

       2.1   Agreement and Plan of Merger, filed as an Exhibit to the Company's Proxy
             Statement/ Prospectus, dated April 24, 1996 and is incorporated herein by reference.

       4.1   Form of Stock Certificate, filed as Exhibit 4.3 to the Company's Form 10-K for the fiscal year ended December 27, 1996, is incorporated herein by reference.

       4.2   Rights Agreement dated as of March 17, 1994 between the Company and Boatmen's
             Trust Company, filed as Exhibit 1.1 to the Company's Form 8-A filed April 11,
             1994, is incorporated herein by reference.

       4.3   Certificate of Designation, Preferences and Rights filed with the Secretary of
             State of the State of Delaware, filed as Exhibit 2.1 to the Company's Form 8- A filed April 11, 1994, is incorporated herein by reference.

       4.4   Amendment No. 1 to Rights Agreement dated June 26, 1996 between the Company,
             Boatmen's Trust Company and ChaseMellon Shareholder Services L.L.C., filed as
             Exhibit 4.1(A) to the Company's Form 10-Q for the quarter ended September 27,
             1996, is incorporated herein by reference.

       4.5   Amendment No. 2 to Rights Agreement dated February 25, 1997 between the Company and ChaseMellon Shareholder Services L.L.C., filed as Exhibit 4.1(B) to the
             Company's Form 10-Q for the quarter ended March 28, 1997, is incorporated herein by reference.

       4.6   Articles Fourth, Fifth, Seventh, Eighth and Tenth of the Restated Certificate of
             Incorporation of the Company, as amended September 12, 1996, filed as part of
             Exhibit 4.4 to the Company's Form 10-K for the fiscal year ended December 27,
             1996, are incorporated herein by reference.

       4.7   Sections Four through Twelve and Thirty-five through Forty-one of the Bylaws of the Company, as amended, filed as part of Exhibit 4.2 to Company's Form S- 3 filed
             September 16, 1996, are incorporated herein by reference.

       4.8   Certificate of Increase of Shares Designated as Participating Preferred Stock,
             filed as Exhibit 2.2 to the Corporation's Form 8-A/A2, dated November 3, 1997, is incorporated herein by reference.

       5.1   Opinion of Baker & McKenzie (2).

      23.1   Consent of Baker & McKenzie (included in Exhibit 5.1) (2).

      23.2   Consent of Deloitte & Touche LLP (1).

      24.1   Power of Attorney (included on Signature Page) (1).

      27.1   Financial Data Schedule, filed as Exhibit 27 to the Company's Form 10-Q for the quarter ended March 27, 1998, is incorporated herein by reference.


------------------------


(1) Previously filed.


(2) Filed herewith.

ITEM 17. UNDERTAKINGS

    The undersigned registrant hereby undertakes:

        (1) For purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (2) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

        (3) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (4) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (5) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Fort Lauderdale, state of Florida, on the 5th day of May, 1998.


                                INTERIM SERVICES INC.

                                By:              /s/ RAYMOND MARCY
                                     -----------------------------------------
                                              Raymond Marcy, CHAIRMAN,
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER


    Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------
              *                          Director
------------------------------                                   May 5, 1998
       Steven S. Elbaum

              *                          Director
------------------------------                                   May 5, 1998
       William F. Evans

              *                          Director
------------------------------                                   May 5, 1998
      Jerome B. Grossman

              *                          Director
------------------------------                                   May 5, 1998
       Cinda A. Hallman

              *                          Director
------------------------------                                   May 5, 1998
       J. Ian Morrison

              *                          Director
------------------------------                                   May 5, 1998
      A. Michael Victory

                                  Chairman, President and
      /s/ RAYMOND MARCY            Chief Executive Officer
------------------------------      (principal executive         May 5, 1998
        Raymond Marcy                     officer)

                                 Executive Vice President
              *                      and Chief Financial
------------------------------       Officer (principal          May 5, 1998
        Roy G. Krause                financial officer)

              *                     President--Finance
------------------------------      (principal accounting        May 5, 1998
        Mark W. Smith                     officer)




*By:      /s/ RAYMOND MARCY
      -------------------------
            Raymond Marcy
          ATTORNEY-IN-FACT